RECESSION RESISTANT


03058180



2002 Annual Report

SUN


Property Income
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
INCOME FROM PROPERTY
NET OPERATING INCOME


NOI Margin
125
100
75
50
25
0
1998
1999
2000
2001
2002
SAME PROPERTY NOI MARGIN
NUMBER OF COMMUNITIES



Earnings Guidance for 2003

- Same property NOI growth of 4.5%
- Weighted average annual rental increase of 4.5%
- Annual FFO per share rangi from $3.47 to $3.54
- Leasing of 700 sites in our expansion and development communities

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)

	YEAR ENDED DECEMBER 31		
	2002	2001	2000
Revenues	$162,296	$153,088	$145,627
Income [1]	$ 39,745	$ 42,915	$ 40,985
Net income	$ 13,592	$ 33,910	$ 33,294
Funds from operations [2]	$ 69,233	$ 68,086	$ 64,070
Net income per common share:			
Basic	$ 0.77	$ 1.96	$ 1.92
Diluted	$ 0.76	$ 1.94	$ 1.91
Funds from operations per share/OP unit: [2]			
Basic	$ 3.43	$ 3.42	$ 3.20
Diluted	$ 3.40	$ 3.39	$ 3.19
Weighted average common shares outstanding:			
Basic	17,595	17,258	17,304
Diluted	17,781	17,440	17,390
Total properties	129	116	109
Total developed sites	43,959	40,544	38,282

(1) Before equity income (loss) from affiliates, minority interests, discontinued operations and gain from property dispositions, net.

(2) Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from sales of property, plus rental property depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." Industry analysts consider FFO to be an appropriate supplemental measure of the operating performance of an equity REIT primarily because the computation of FFO excludes historical cost depreciation as an expense and thereby facilitates the comparison of REITs which have different cost bases in their assets. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time, whereas real estate values have instead historically risen or fallen based upon market conditions. FFO does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. The detailed reconciliation of GAAP net income to FFO is included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the accompanying Form 10-K for the year ended December 31, 2002.



Letter To Our Shareholders

Sustained economic sluggishness in 2002 dampened but did not limit growth at Sun Communities. In retrospect, the industry about us—manufacturers, retailers, lending institutions, the securitization marketplace—has been in a "perfect storm" scenario. Indeed, the impact of stagnant job growth and modest expansion throughout the economy has sustained the challenges brought about by the industry. Many industry-related management decisions such as easy credit, expansion of manufacturing facilities and aggressive retailer acquisitions also played into that storm. The ripple effects from a tide of repossessions continued to be felt in 2002, driving shipments of new homes down to 168,000 for the year, a dramatic decline from the 373,000 new homes shipped in 1998. Repossessions are estimated to hover in a range from 75,000-100,000 in 2003. The oversupply of these repossessed homes should steadily begin to decline as a result of the recent resolution of the Conseco Finance bankruptcy, but will continue to pressure new manufactured housing sales.

Despite these difficult circumstances, Sun Communities is pleased to report a solid performance for the year, and an optimistic outlook for 2003. Total revenue climbed to $162.3 million in 2002 up $9.2 million from 2001, while Funds From Operations climbed $1.1 million to $69.2 million. Operating income for the same 103 communities owned in both years was up 4.7% while net occupancy dipped by 369 sites. The pro forma net occupancy gain for the entire portfolio as if all properties were owned for the year was a positive 341 sites, well ahead of the 2-3% decline in occupancy we have seen in previous recessionary periods.

Our performance and expectations are based largely on the sustainable fundamentals of our asset class. Stable cash flow, low turnover rates, expense controls and low capital expenditures characterize the operations of manufactured housing communities. A portfolio with quality leasable sites, regional diversification, a strong balance sheet and a leading proactive professional management group differentiates Sun Communities from other operators. Our **Recession Resistant** management approach is reflected in several innovative, forward-thinking steps taken over the last year. At Sun, we remain committed to proactive management and decisive action to not only weather current turbulence in the industry, but to place the organization in prime position to capitalize on the market's anticipated return to health. In 2002, we executed a number of transactions and programs that we feel confident will keep us at the forefront of our industry. They included:

Opportunistic Acquisitions and Dispositions

Last year, Sun acquired one stabilized community totaling 552 sites for $21.3 million and three partially occupied development communities for approximately $48.6 million, consisting of 682 occupied sites, 248 fully developed, vacant sites and 538 sites available for future development. During the year, we added 165 revenue-producing sites while selling 460 new and used homes, and brokering 592 home resales.

Control of SunChamp

In 2002, Sun gained operational control of SunChamp L.L.C. and its eleven new community developments located in Texas, North Carolina, Indiana and Ohio through the issuance of a $6.2 million subordinated note to acquire Champion Enterprises' ownership interest. These communities are modern, well located and provide new residents the highest quality leasable sites in the country. Sun also acquired the construction loans on SunChamp from troubled Conseco Finance at an 11% discount, resulting in a nearly $5.8 million discount. These moves enable us to capture $12 million of value.

Strategic Manufacturer/Retail Alliances

Through the formation of new strategic alliances with the nation's four leading manufacturers, owners of approximately 700 of the nation's most successful retail sales operations, Sun strengthened its ability to fill vacancies in our new and existing communities. The manufacturers have and will be establishing new sales centers and model homes ready for occupancy in many of our communities, enabling buyers to purchase a home in a completed neighborhood environment. Given the tight credit market for manufactured home buyers, the manufacturers' direct access to captive financing adds a compelling incentive for buyers to make a Sun community their home.

Tapping the Retail Market

An oversupply of repossessed homes, tightened credit standards for manufactured home buyers and disparity between all-time low private property mortgage rates and rates for manufactured homes continue to buffet our industry. Sun, however, is turning these negatives into positives with innovative new methods of attracting current renters to our communities. Our existing Sun Rental Home Program will be ramped up to take advantage of the glut of repossessed homes in the market by enabling us to purchase these homes at a fraction of their original cost and profitably lease them to residents. On average, these homes are only 3-4 years old and the program yields significant returns on our capital investment after expenses and reserves and allows us to showcase our communities' lifestyles to customers. Sun also extends to these residents favorable terms to buy their leased manufactured homes, once they have demonstrated a credit history. Historically in recessionary periods, we have found this to be an outstanding opportunity to broaden our market by competing very favorably with





multifamily and attracting apartment renters. Manufactured housing has a number of advantages over apartments as rentals—the homes are quieter with no shared wall spaces, they are larger and more private and they offer children a yard to play in.

Financially Restructuring Origen

Last year, Sun determined to mitigate market concerns about our investment in Origen Financial and write-off our remaining $13.6 million equity investment in Origen. While Origen continues to be a high-quality originator and servicer of loans on manufactured homes, its profitability has been hampered by the poor underwriting of other lenders, including companies now in bankruptcy. We are hopeful that the current adverse conditions will abate and Origen will become a profitable national lender dedicated to our industry.

Letter To Our Shareholders

Cable TV, Garages and More

With competition for residents as intense as it has ever been, Sun Communities has gone on the offensive, providing a range of competitive amenities to not only attract new customers, but also retain existing occupants. In keeping with our comprehensive Residents First campaign launched in 2001, this year we unveiled an affordable storage leasing program, supplying residents with new, one- and two-car garages, storage sheds or carports right on their home sites. The program, which eliminates the need for costly, inconvenient off-site storage, has been well received. Sun residents have also responded favorably to our initial testing of Priority Entertainment, which provides cable and Internet access at highly favorable rates. The program was successfully rolled out at ten Sun communities last year and was extremely well received.

Over the course of this year and beyond, we expect **Recession Resistant** measures such as these to enhance our performance. For 2003, we look to take advantage of favorable interest rates to fix floating rate debt. Furthermore, with respect to our same property portfolio of 109 communities, we anticipate occupancy to be stable and net operating income to grow by 4.5%. We anticipate weighted average annual rent increases of 4.5% while carefully managing operating expenses.

At Sun, we remain up to the challenges that face our industry and look forward to finding new ways to increase shareholder value. On behalf of all of our dedicated employees across the country, I thank you for your continued support.

Gary A. Shiffman
Chairman, Chief Executive Officer and Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM ~~10-K~~ AR/S

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-12616

SUN COMMUNITIES, INC.

(Exact name of registrant as specified in its charter)

State of Maryland	38-2730780
State of Incorporation	I.R.S. Employer I.D. No.

31700 Middlebelt Road
Suite 145
Farmington Hills, Michigan 48334
(248) 932-3100
(Address of principal executive offices and telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, Par Value $.01 Per Share

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X No __

As of June 30, 2002, the aggregate market value of the Registrant's stock held by non-affiliates was approximately $696,000,000. As of March 3, 2003, the aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant was approximately $581,000,000. As of March 3, 2003, there were 18,107,102 shares of the Registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement to be filed for its 2003 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

As used in this report, "Company", "Us", "We", "Our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below)).

PART I

ITEM 1. BUSINESS

General

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of December 31, 2002, we owned and operated a portfolio of 129 properties located in seventeen states (the "Properties"), including 117 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites. As of December 31, 2002, the Properties contained an aggregate of 43,959 developed sites comprised of 38,832 developed manufactured home sites and 5,127 recreational vehicle sites and an additional 7,642 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation ("SHS"), actively markets and sells new and used manufactured homes for placement in the Properties.

Our executive and principal property management office is located at 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334 and our telephone number is (248) 932-3100. We have regional property management offices located in Austin, Texas, Dayton, Ohio, Grand Rapids, Michigan, Elkhart, Indiana and Orlando, Florida, and we employed an aggregate of 564 people as of December 31, 2002.

Our website address is www.suncommunities.com and we make available, free of charge, on or through our website all of our periodic reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission.

Recent Developments

Acquisitions. During 2002, we acquired three communities in Texas for approximately $48.6 million in cash, Preferred OP Units ("POP Units"), and assumption of debt. These communities currently comprise approximately 930 developed sites and an additional 538 sites available for development.

SunChamp. In December 2002, we purchased the ownership interest of Champion Enterprises in SunChamp LLC, a joint venture to develop eleven new communities in Texas, North Carolina, Ohio and Indiana, for approximately $6.2 million, payable pursuant to a 7-year promissory note (a) bearing interest at 3.46% per annum, (b) requiring no principal or interest payments until maturity (other than a one-time prepayment of interest in the amount of approximately $270,000 at closing), and (c) providing that all payment obligations are subordinate in all respects to the return of the members' equity (including the gross book value of the acquired equity) plus a preferred return. As a result of this acquisition, we currently own approximately a 59% equity interest in SunChamp. In addition, in September 2002, we acquired the senior lender's entire right, title and interest in and to SunChamp's construction loan for a purchase price equal to 89% of the outstanding indebtedness thereof, which constitutes a discount of approximately $5.8 million.

Origen. We currently own approximately a 30% equity interest in Origen Financial, L.L.C. ("Origen") (a financial services company that provides and services loans used by consumers to finance the purchase of manufactured homes). Origen's business has been negatively impacted by the current condition of the manufactured housing finance industry, illustrated by the bankruptcy filings of Oakwood Homes Corporation and Conseco, Inc. in late 2002. In particular, Origen's business has suffered as a result of the general economic recession, excessive amounts of repossession inventory, declining recovery rates in the repossession market and the deteriorating asset-backed securitization market. While we believe that Origen can still become a profitable national lender in its industry, we wrote-off our remaining equity investment in Origen (approximately $13.6 million) in the fourth quarter of 2002. We reached this decision based on our assessment of Origen's existing market conditions and prospects as well as a "worst-case" scenario prepared by Origen's management for 2003. We believe our equity investment in Origen is impaired from a financial reporting perspective and should be written off.

We, along with two other participants, provide a secured credit facility to Origen bearing interest at a per annum rate equal to LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. Although this credit facility was due in December 2002, Origen did not have sufficient liquidity to repay this facility when due, primarily as a result of its inability to sell its loan portfolio in the deteriorating asset-backed securitization market. Accordingly, this credit facility was renewed and extended in December 2002. The facility has been increased to $58.0 million, consisting of a $48.0 million line of credit and a $10.0 million term loan, and is due December 31, 2003, extendable automatically to December 31, 2004 upon the occurrence of certain events. Our participation in this credit facility has increased from $20.0 million to $35.5 million, of which $18.0 million is subordinate in all respects to the first $40.0 million funded under the facility by the three participants. We do not believe that our advances to Origen are impaired at this time because Origen had substantial reserves and positive equity at December 31, 2002. We will continually evaluate the realizability of our advances to Origen in accordance with applicable accounting standards. See, "Factors That May Affect Future Results – Our advances to Origen subject us to certain risks."

Structure of the Company

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). This UPREIT structure enables us to comply with certain complex requirements under the Federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers' tax consequences. We are the sole general partner of, and, as of December 31, 2002, held approximately 87.6% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties. Along with several other subsidiaries, SHS wholly owns Sun Water Oak Golf, Inc., which was organized to own and operate the golf course, restaurant and related facilities located on the Water Oak Property that was acquired in December 1993, and SUI TRS, Inc., which was organized to hold our investment in Origen. See "Factors that May Affect Future Results -- Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests."

The Manufactured Housing Community Industry

A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. Manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multifamily housing.

Modern manufactured housing communities, such as the Properties, contain improvements similar to other garden-style residential developments, including centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and cable television service.

The owner of each home on our Properties leases the site on which the home is located. We own the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and are responsible for enforcement of community guidelines and maintenance. Some of the Properties provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities. Each owner within our Properties is responsible for the maintenance of his or her home and leased site. As a result, capital expenditure needs tend to be less significant, relative to multi-family rental apartment complexes.

Property Management

Our property management strategy emphasizes intensive, hands-on management by dedicated, on-site district and community managers. We believe that this on-site focus enables us to continually monitor and address tenant concerns, the performance of competitive properties and local market conditions. Of the 564 Company employees, 491 are located on-site as property managers, support staff, or maintenance personnel.

Our community managers are overseen by Brian W. Fannon, Chief Operating Officer, who has 33 years of property management experience, four Vice Presidents of Operations and seventeen Regional Vice Presidents. In addition, the Regional Vice Presidents are responsible for semi-annual market surveys of competitive communities, interaction with local manufactured home dealers and regular property inspections.

Each district or community manager performs regular inspections in order to continually monitor the Property's physical condition and provides managers with the opportunity to understand and effectively address tenant concerns. In addition to a district or community manager, each district or property has an on-site maintenance personnel and management support staff. We hold periodic training sessions for all property management personnel to ensure that management policies are implemented effectively and professionally.

Home Sales

SHS offers manufactured home sales services to tenants and prospective tenants of our Properties. Since tenants often purchase a home already on-site within a community, such services enhance occupancy and property performance. Additionally, because many of the homes on the Properties are sold through SHS, better control of home quality in our communities can be maintained than if sales services were conducted solely through third-party brokers.

Regulations and Insurance

General. Manufactured housing community properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas. We believe that each Property has the necessary operating permits and approvals.

Americans with Disabilities Act ("ADA"). The Properties and any newly acquired manufactured housing communities must comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that public facilities such as clubhouses, pools and recreation areas be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and other capital improvements at our Properties. Noncompliance could result in imposition of fines or an award of damages to private litigants. We do not believe the ADA will have a material adverse impact on our results of operations. If required property improvements involve a greater expenditure than we currently anticipate, or if the improvements must be made on a more accelerated basis than we anticipate, our ability to make expected distributions could be adversely affected. We believe that our competitors face similar costs to comply with the requirements of the ADA.

Insurance. Our management believes that the Properties are covered by adequate fire, flood, property and business interruption insurance provided by reputable companies with commercially reasonable deductibles and limits. We maintain a blanket policy that covers all of our Properties. We have obtained title insurance insuring fee title to the Properties in an aggregate amount which we believe to be adequate.

Factors That May Affect Future Results

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This report contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan and Florida may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the period ended December 31, 2002 from properties located in Michigan and Florida. As of December 31, 2002, 44 of our 129 Properties, or approximately 34%, are located in Michigan, and 20 or approximately 16%, are located in Florida. As a result of the geographic concentration of our Properties in Michigan and Florida, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets. The following factors, among others, may adversely affect the revenues generated by our communities:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; or
- the enactment of rent control laws.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and on rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

SHS is in the manufactured home sales market offering manufactured home sales services to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

We are engaged in the construction and development of new communities, and intend to continue in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

- we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
- we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;
- we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;
- we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
- we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;
- we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
- occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. The success and profitability of our acquisition activities are subject to the risks of the acquired community failing to perform as expected based on our analyses of our investment in the community, and our underestimation of the costs of repositioning, redeveloping or expanding the acquired community.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we recently decided to carry a large deductible on our liability insurance. We expect our exposure under our liability insurance to be limited and we expect losses to be less than the premium saved by implementing this program. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt. In the year 2000, our former insurance carrier filed bankruptcy, and as a result some or all of the outstanding and incurred, but not yet reported, claims against our policy may not be covered which would require us to cover the loss directly. We expect our maximum exposure associated with this insurance carrier's bankruptcy to be immaterial and therefore, no reserve has been provided in the financial statements.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of December 31, 2002, we had approximately $667 million of total debt outstanding, consisting of approximately $270 million in collateralized debt, and approximately $397 million in unsecured debt. Included in the collateralized debt outstanding is $254 million of indebtedness that is collateralized by mortgage liens on 35 of the Properties (the "Mortgage Debt"). In addition, as of December 31, 2002, we had entered into two capitalized lease obligations for an aggregate of $16.4 million. Each capitalized lease obligation involves a lease for a manufactured housing community providing that we will lease the community for a certain number of years and then have the option to purchase the community at or prior to the end of the lease term. In each case, if we fail to exercise our purchase right, the landlord has the right to require us to buy the property at the same price for which we had the purchase option. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt. If we fail to satisfy our lease obligations or an obligation to purchase the property, the landlord/seller would be entitled to evict us from the property. In each event, this could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

- our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;

- our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;

- it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;

- we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and

- we may be placed at a competitive disadvantage compared to our competitors that have less debt.

If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

Our advances to Origen subject us to certain risks.

Currently, we (together with one unaffiliated lender and one lender affiliated with Gary A. Shiffman, our Chief Executive Officer) provide financing to Origen. The financing provided to Origen consists of a $48.0 million standby line of credit and a $10.0 million term loan, each bearing interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15%. This credit facility matures December 31, 2003 but is extendable automatically to December 31, 2004 upon the occurrence of certain events. This credit facility is collateralized by a security interest in Origen's assets, which is subordinate in all respects to all institutional indebtedness of Origen, and a guaranty and pledge of assets by Bingham Financial Services Corporation.

Under the terms of a participation agreement we entered into with the other lenders, we are obligated to loan up to $35.5 million to Origen under the credit facility (of which approximately $33.6 million was advanced as of December 31, 2002) and the other lenders are required to loan up to $22.5 million to Origen under the credit facility and we jointly administer the credit facility. Under the participation agreement, we are entitled to 43.75% of the first $40.0 million of proceeds from Origen upon repayment of the credit facility and $18.0 million of our advances to Origen are subordinate in all respects to the first $40.0 million of proceeds from Origen upon repayment of the credit facility.

Origen's business has been negatively impacted by the current condition of the manufactured housing finance industry, illustrated by the bankruptcy filings of Oakwood Homes Corporation and Conseco, Inc. in the fourth quarter of 2002. In particular, Origen's business has suffered as a result of the general economic recession, excessive amounts of repossession inventory, declining recovery rates in the repossession market and the deteriorating asset-backed securitization market. Origen's principal source of liquidity is its securitization program through which its loans are sold into the asset-backed securities market. Although Origen has successfully accessed this market in the past, Origen is currently unable to access the asset-backed securities market on favorable terms and Origen may not be able to access this market on terms attractive to Origen in the future. If Origen cannot sell its loans in the asset-backed securities market on favorable terms and Origen is unable to secure alternative sources of funding, its business, financial condition and liquidity will be materially adversely affected.

Although we do not believe that our advances to Origen are impaired at this time, we will continually evaluate the realizability of our advances to Origen in accordance with applicable accounting standards and we may be required to write-off all or a portion of our advances to Origen in the future. If we write-off all or a portion of our advances to Origen in the future, our results of operations and financial condition could be materially and adversely affected.

In addition, the Origen credit facility subjects us to all of the risks of being a lender. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. Because this credit facility is subordinated to certain senior debt of Origen, in the event Origen is unable to meet its obligations under the senior debt facility, our right to receive amounts owed to us under our credit facility will be suspended pending payment of the amounts owing under the senior debt facility. Because the security interest securing Origen's obligations under the credit facility is subordinate to the security interest of certain senior debt of Origen, in the event of a bankruptcy of Origen, our right to access Origen's assets to satisfy the amounts outstanding under the credit facility would be subject to the senior lender's prior rights to the same collateral. Moreover, if we choose to advance additional funds to Origen beyond the $58.0 million credit facility and the other participation lenders do not participate in such additional advances, these secondary advances will be subordinate to any senior debt of Origen and subordinate to all indebtedness of Origen in which all participation lenders have participated.

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

As of December 31, 2002, we had an investment of approximately $38.4 million in real estate loans to several entities and Properties, some of which are secured by a first lien on the underlying property, and others which are unsecured loans subordinate to the primary lender. Also, as of December 31, 2002, we had outstanding approximately $11.6 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. As of December 31, 2002, we had advances of approximately $33.6 million to Origen under a $58.0 million credit facility. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

- the borrowers may not be able to make debt service payments or pay principal when due;
- the value of property securing the mortgages and loans may be less than the amounts owed; and
- interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code. Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status. In one recent change, Congress modified the asset test applicable to REITs and the Code now provides that for taxable years beginning after December 31, 2000, REITs may own more than ten percent of the voting power and value of securities of a taxable REIT subsidiary ("TRS"). A corporation is treated as a TRS if a REIT owns stock in the corporation and the REIT and the corporation jointly elect such treatment. Effective July 1, 2001, we made a TRS election for SHS. During the period from January 1, 2001 through June 30, 2001, we believe that SHS met certain grandfather rules permitting REITs indirectly to own more than ten percent of the value of a corporation, without violating any REIT asset tests. Nevertheless, we cannot assure you that the Internal Revenue Service would not determine that SHS failed to meet one or more of the highly technical grandfather rules during this period.

Jaffe, Raitt, Heuer & Weiss, P.C. has delivered an opinion to us to the effect that, based on various assumptions and qualifications set forth in the opinion, Sun Communities, Inc. has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for its taxable years ended December 31, 1994 through December 31, 2002. The opinion is expressed as of its date and Jaffe, Raitt, Heuer & Weiss, P.C. has no obligation to advise us of any change in applicable law or of any change in matters stated, represented or assumed after the date of such opinion. Furthermore, we cannot assure you that the Internal Revenue Service would not decide differently from the views expressed in counsel's opinion and such opinion represents only the best judgment of counsel and is not binding on the Internal Revenue Service or the courts.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a "publicly traded partnership," it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Internal Revenue Code. The income requirements applicable to REITs and the definition of "qualifying income" for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of SHS. Gary A. Shiffman, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the Estate of Milton M. Shiffman (former Chairman of the Board), are the owners of all of the outstanding common stock of SHS, and as such are entitled to 5% of the cash flow from the operating activities of SHS (we own 100% of the non-voting preferred stock which entitles us to 95% of such cash flow). Arthur A. Weiss, one of our directors, is also a personal representative of the Estate.

For certain tax reasons, we made our equity investment in Origen through SUI TRS, Inc., a taxable REIT subsidiary ("TRS"), which is wholly owned by SHS. We contributed $15.0 million to SHS in connection with the Origen investment and, as the holder of all of the non-voting preferred stock of SHS, we are entitled to 95% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 30% interest in Origen. As part of the $5.0 million investment in Origen by Mr. Shiffman and members of his family, Mr. Shiffman and the Estate contributed approximately $790,000 to SHS as part of the investment in Origen by TRS, and, as the holders of all of the voting common stock of SHS, they are entitled to 5% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 1.6% indirect interest in Origen. The balance of the Shiffman family's $5.0 million investment in Origen was made through a separate family owned entity which holds 8.4% of the Shiffman family's aggregate 10% interest.

Thus, in all transactions involving SHS, Mr. Shiffman and Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company and Mr. Shiffman's right and the Estate's right to receive a portion of the cash flow from the operating activities of SHS. The following are the current transactions and agreements involving SHS which may present a conflict of interest for Mr. Shiffman and Mr. Weiss:

- the agreement between SHS and us for sales, brokerage, and leasing services;
- the intercompany loans from the Operating Partnership to SHS;
- the investment in Origen by SUI TRS, Inc., a wholly owned subsidiary of

SHS; and

- the ownership and operation of SHS's other subsidiaries, including Sun Water Oak Golf, Inc.

The failure to negotiate these and other transactions or agreements involving SHS on an arm's length basis, or to enforce the material terms of any agreement or arrangement between SHS and us could have an adverse effect on us.

Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

Lease of Executive Offices. On November 1, 2002, we leased approximately 31,300 rentable square feet of office space from American Center LLC and we expect to relocate our principal executive offices to this office space in the second quarter of 2003. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21% equity interest in American Center LLC. This lease is for an initial term of five years and we have the right to extend the lease for an additional five year term. The annual base rent under this lease begins at $19.25 per square foot (gross) for the first lease year and increases $0.50 per square foot for each successive year of the initial term. Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen, Brian W. Fannon and Jonathan M. Colman (together, the "Senior Officers"). While we believe that we could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

In addition, upon the death or disability of Mr. Shiffman, we could lose the right to appoint a Manager of Origen or otherwise vote our interests in Origen, which could adversely affect our investment in Origen.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code. Such restrictions in our charter do not apply to Gary Shiffman, the Estate of Milton M. Shiffman and Robert B. Bayer, a former director and officer of the Company.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest..

Rights Plan. We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2002, up to 3,259,601 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their Common or Preferred OP Units. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. will be issued Common OP Units with a value of approximately $1,200,000. In addition, as of December 31, 2002, options to purchase 975,767 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan and our Long-Term Incentive Plan (the "Plans") and an additional 150,519 shares have been reserved for issuance pursuant to the Plans. No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

ITEM 2. PROPERTIES

General. As of December 31, 2002, the Properties consisted of 117 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites located in seventeen states concentrated in the midwestern and southeastern United States. As of December 31, 2002, the Properties contained 43,959 developed sites comprised of 38,832 developed manufactured home sites and 5,127 recreational vehicle sites and an additional 7,642 manufactured home sites suitable for development. Most of the Properties include amenities oriented towards family and retirement living. Of the 129 Properties, 60 have more than 300 developed manufactured home sites, with the largest having 913 developed manufactured home sites.

As of December 31, 2002, the Properties had an occupancy rate of 92.4 percent in stabilized communities and 64.8 percent in development communities and the aggregate occupancy rate was 90 percent excluding recreational vehicle sites. Since January 1, 2002, the Properties have averaged an aggregate annual turnover of homes (where the home is moved out of the community) of approximately 3.8 percent and an average annual turnover of residents (where the home is sold and remains within the community, typically without interruption of rental income) of approximately 7.1 percent.

We believe that our Properties' high amenity levels contribute to low turnover and generally high occupancy rates. All of the Properties provide residents with attractive amenities with most offering a clubhouse, a swimming pool, laundry facilities and cable television service. Many Properties offer additional amenities such as sauna/whirlpool spas, tennis, shuffleboard and basketball courts and/or exercise rooms.

We have tried to concentrate our communities within certain geographic areas in order to achieve economies of scale in management and operation. The Properties are principally concentrated in the midwestern and southeastern United States. We believe that geographic diversification will help insulate the portfolio from regional economic influences and we are interested in expanding our operations in the western United States.

The following table sets forth certain information relating to the properties owned as of December 31, 2002:

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
MIDWEST				
Michigan				
Academy/West Pointe Canton, MI	441	99%	98%	98%
Allendale Meadows Mobile Village Allendale, MI	352	98%	96%	93%
Alpine Meadows Mobile Village Grand Rapids, MI	403	99%	96%	96%
Bedford Hills Mobile Village Battle Creek, MI	339	98%	98%	95%
Brentwood Mobile Village Kentwood, MI	195	99%	99%	96%
Byron Center Mobile Village Byron Center, MI	143	99%	98%	98%
Candlewick Court Manufactured Housing Community Owosso, MI	211	95%	97%	97%
College Park Estates Manufactured Housing Community Canton, MI	230	100%	95%	92%
Continental Estates Manufactured Housing Community Davison, MI	385	84%	84%	79%
Continental North Manufactured Housing Community Davison, MI	474	88%	89%	84%
Country Acres Mobile Village Cadillac, MI	182	96%	96%	95%
Country Meadows Mobile Village Flat Rock, MI	577	100%	99%	98%
Countryside Village Manufactured Housing Community Perry, MI	359	96%	98%	96%
Creekwood Meadows Mobile Home Park Burton, MI	336	96%	88%	85%
Cutler Estates Mobile Village Grand Rapids, MI	259	98%	97%	96%
Davison East Manufactured Housing Community Davison, MI	190	89%	80%	88%
Fisherman's Cove Manufactured Housing Community Flint, MI	162	99%	95%	94%
Grand Mobile Estates Grand Rapids, MI	230	99%	93%	95%
Hamlin Manufactured Housing Community (5) Webberville, MI	170	100%	99%	85%(5)
Kensington Meadows Mobile Home Park Lansing, MI	290	97%	98%	92%
Kings Court Mobile Village Traverse City, MI	639	98%	100%	98%

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
Knollwood Estates Allendale, MI	161	(3)	97%	94%
Lafayette Place Metro Detroit, MI	254	98%	97%	98%
Lincoln Estates Mobile Home Park Holland, MI	191	99%	96%,	95%
Maple Grove Estates Manufactured Housing Community Dorr, MI	46	100%	100%	98%
Meadow Lake Estates Manufactured Housing Community White Lake, MI	425	100%	100%	97%
Meadowbrook Estates Manufactured Housing Community Monroe, MI	453	99%	98%	97%
Meadowstream Village Manufactured Housing Community Sodus, MI	159	98%	97%	95%
Parkwood Manufactured Housing Community Grand Blanc, MI	249	93%	90%	86%
Presidential Estates Mobile Village Hudsonville, MI	364	98%	99%	95%
Richmond Place Metro Detroit, MI	117	99%	97%	100%
River Haven Village Grand Haven, MI	721	(3)	78%	79%
Scio Farms Estates Ann Arbor, MI	913	100%	99%	99%
Sherman Oaks Manufactured Housing Community Jackson, MI	366	99%	97%	94%
St. Clair Place Metro Detroit, MI	100	99%	100%	99%
Sunset Ridge (9) Portland Township, MI	144	(3)	13%(9)	45%(9)
Timberline Estates Manufactured Housing Community Grand Rapids, MI	296	100%	96%	94%
Town & Country Mobile Village Traverse City, MI	192	99%	99%	99%
Village Trails Howard City, MI	100	77%	77%	80%
White Lake Mobile Home Village (5) White Lake, MI	315	100%	85%(5)	96%
White Oak Estates Mt. Morris, MI	480	85%	88%	86%
Windham Hills Estates (5) Jackson, MI	402	88%	91%	82%(5)
Woodhaven Place Metro Detroit, MI	220	99%	100%	98%
Michigan Total	13,235	96%	94%	92%
Indiana				
Brookside Mobile Home Village Goshen, IN	570	93%	93%	88%
Carrington Pointe Ft. Wayne, IN	320	89%	81%	81%
Clear Water Mobile Village South Bend, IN	227	95%	90%	86%

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
Cobus Green Mobile Home Park Elkhart, IN	386	94%	87%	81%
Deerfield Run Manufactured Home Community (5) Anderson, IN	175	75%(5)	60%(5)	73%(5)
Four Seasons Mobile Home Park Elkhart, IN	218	96%	98%	95%
Holiday Mobile Home Village Elkhart, IN	326	99%	97%	95%
Liberty Farms Communities Valparaiso, IN	220	100%	98%	99%
Maplewood Mobile Home Park Lawrence, IN	207	94%	91%	97%
Meadows Mobile Home Park Nappanee, IN	330	95%	89%	85%
Pebble Creek(9) (10) Greenwood, IN	258	(10)	(10)	76%(9)
Pine Hills Mobile Home Subdivision Middlebury, IN	130	91%	96%	95%
Roxbury Park Goshen, IN	398	(3)	92%	94%
Timberbrook Mobile Home Park Bristol, IN	567	90%	90%	84%
Valley Brook Mobile Home Park Indianapolis, IN	799	95%	95%	88%
West Glen Village Mobile Home Park Indianapolis, IN	552	99%	98%	96%
Woodlake Estates (5) Ft. Wayne, IN	338	67% (5)	69%(5)	72%(5)
Woods Edge Mobile Village (5) West Lafayette, IN	598	93%(5)	84%(5)	74%(5)
Indiana Total	6,619	92%	90%	86%
OTHER				
Apple Creek Manufactured Home Community and Self Storage Cincinnati, OH	176	98%	91%	94%
Autumn Ridge Mobile Home Park Ankeny, IA	413	100%	99%	98%
Bell Crossing Manufactured Home Community (5) Clarksville, TN	239	84%	53%(5)	41%(5)
Boulder Ridge (5) Pflugerville, TX	527	98%	98%	85%(5)
Branch Creek Estates Austin, TX	392	99%	100%	98%
Byrne Hill Village Manufactured Home Community Toledo, OH	236	97%	97%	96%
Candlelight Village Mobile Home Park Chicago Heights, IL	309	96%	98%	95%
Casa del Valle (8) Alamo, TX	408	100%	100%	100%
Catalina Mobile Home Park Middletown, OH	462	90%	83%	83%
Chisholm Point Estates Pflugerville, TX	416	99%	98%	94%

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
Comal Farms(9) (10) New Braunfels, TX	349	(10)	(10)	43%(9)
Creekside(9) (10) Reidsville, NC	47	(10)	(10)	66%(9)
Desert View Village (9) West Wendover, NV	93	6%(9)	25%(9)	40%(9)
Eagle Crest (9) Firestone, CO	151	(3)	84%(9)	97%(9)
East Fork(9) (10) Batavia, OH	160	(10)	(10)	88%(9)
Edwardsville Mobile Home Park Edwardsville, KS	634	97%	97%	92%
Forest Meadows Philomath, OR	76	88%	83%	92%
Glen Laurel(9) (10) Concord, NC	262	(10)	(10)	18%(9)
High Pointe Frederica, DE	411	95%	93%	95%
Kenwood RV and Mobile Home Plaza (8) LaFeria, TX	289	100%	100%	100%
Meadowbrook(9) (10) Charlotte, NC	177	(10)	(10)	80%(9)
North Point Estates (9) Pueblo, CO	108	(3)	38%(9)	50%(9)
Oak Crest(9) Austin, TX	335	(4)	(4)	84%(9)
Oakwood Village (5) Dayton, OH	511	78%(5)	73%(5)	74%(5)
Orchard Lake Manufactured Home Community Cincinnati, OH	147	98%	97%	97%
Paradise Park Chicago Heights, IL	277	99%	96%	91%
Pecan Branch (9) Williamson County, TX	69	(3)	67%(9)	74%(9)
Pheasant Ridge Manor Township, PA	553	(4)	(4)	99%
Pin Oak Parc Mobile Home Park O'Fallon, MO	502	98%	99%	97%
Pine Ridge Mobile Home Park Petersburg, VA	245	98%	98%	95%
River Ridge (9) Austin, TX	337	(4)	(4)	89%(9)
Saddle Brook (9) Austin, TX	258	(4)	(4)	39%(9)
Sea Air (8) Rehoboth Beach, DE	527	100%	99%	100%
Snow to Sun (8) Weslaco, TX	493	99%	100%	99%
Southfork Mobile Home Park Belton, MO	477	96%	95%	90%
Stonebridge(9) (10) San Antonio, TX	206	(10)	(10)	83%(9)
Summit Ridge(9) (10) Converse, TX	127	(10)	(10)	91%(9)
Sunset Ridge(9) (10) Kyle TX	173	(10)	(10)	71%(9)
Sun Villa Estates Reno, NV	324	100%	100%	99%

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
Timber Ridge Mobile Home Park Ft. Collins, CO	585	98%	99%	98%
Westbrook Village (7) Toledo, OH	344	98%	99%	97%
Westbrook Senior Village Toledo, OH	112	(3)	94%	99%
Willowbrook Place (7) Toledo, OH	266	99%	98%	98%
Woodlake Trails(9) (10) San Antonio, TX	133	(10)	(10)	44%(9)
Woodland Park Estates Eugene, OR	399	99%	98%	94%
Woodside Terrace Manufactured Home Community Holland, OH	439	96%	98%	96%
Worthington Arms Mobile Home Park Delaware, OH	224	99%	99%	96%
Other Total	14,398	95%	93%	86%
SOUTHEAST				
Florida				
Arbor Terrace RV Park Bradenton, FL	402	(6)	(6)	(6)
Ariana Village Mobile Home Park Lakeland, FL	208	85%	86%	88%
Bonita Lake Resort Bonita Springs, FL	167	(6)	(6)	(6)
Buttonwood Bay (8) Sebring, FL	941	(3)	100%	100%
Gold Coaster Manufactured Home Community (8) Florida City, FL	546	100%	100%	98%
Groves RV Resort Lee County, FL	306	(6)	(6)	(6)
Holly Forest Estates Holly Hill, FL	402	100%	100%	100%
Indian Creek Park (8) Ft. Myers Beach, FL	1,546	100%	100%	100%
Island Lakes Mobile Home Park Merritt Island, FL	301	100%	100%	100%
Kings Lake Mobile Home Park Debary, FL	245	96%	99%	100%
Lake Juliana Landings Mobile Home Park Auburndale, FL	287	71%	74%	77%
Lake San Marino RV Park Naples, FL	415	(6)	(6)	(6)
Leesburg Landing Lake County, FL	96	68%	68%	69%
Meadowbrook Village Mobile Home Park Tampa, FL	257	98%	99%	99%
Orange Tree Village Mobile Home Park Orange City, FL	246	99%	100%	100%
Royal Country Mobile Home Park Miami, FL	864	100%	99%	100%
Saddle Oak Club Mobile Home Park Ocala, FL	376	99%	100%	100%
Siesta Bay RV Park Ft. Myers Beach, FL	850	(6)	(6)	(6)
Silver Star Mobile Village Orlando, FL	408	96%	98%	99%

Property and Location	Developed Sites as of 12/31/02	Occupancy As of 12/31/00(1)	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)
Water Oak Country Club Estates/Water Oak Mobile Home Park Lady Lake, FL	844	100%	100%	100%
Florida Total	9,707	94%	96%	97%
TOTAL/AVERAGE	43,959	95%	93%	90%
TOTAL STABILIZED COMMUNITIES	40,407	95%	94%	92%
TOTAL DEVELOPMENT COMMUNITIES	3,552	6%	45%	65%

(1) Occupancy percentage relates to manufactured housing sites, excluding recreational vehicle sites.
(2) Acquired in 2000.
(3) Acquired in 2001.
(4) Acquired in 2002.
(5) Occupancy in these properties reflects the fact that these communities are in their initial lease-up phase following an expansion.
(6) This Property contains only recreational vehicle sites.
(7) The Company leases this Property. The Company has the option and intends to purchase the Property upon the expiration of the lease. If the Company does not exercise its option to purchase, the lessor has the right to cause the Company to purchase the Property at the expiration of the lease at the then outstanding lease obligation.
(8) This Property contains recreational vehicle sites.
(9) Occupancy in these properties reflects the fact that these communities are newly developed from the ground up.
(10) This Property is owned by an affiliate of Sunchamp LLC, an entity in which the Company owns approximately a 59% equity interest as of December 31, 2002. Prior to 2002, the Company held a minority interest in Sunchamp LLC and, therefore, did not treat this Property as a Property owned by the Company. As a result, the Company did not report any information in respect of this Property for such periods.

Leases. The typical lease we enter into with a tenant for the rental of a site is month-to-month or year-to-year, renewable upon the consent of both parties, or, in some instances, as provided by statute. In some cases, leases are for one-year terms, with up to ten renewal options exercisable by the tenant, with rent adjusted for increases in the consumer price index. These leases are cancelable for non-payment of rent, violation of community rules and regulations or other specified defaults. During the past five years, on average 3.1 percent of the homes in our communities have been removed by their owners and eight percent of the homes have been sold by their owners to a new owner who then assumes rental obligations as a community resident. The small percentage of homes removed from our communities is impacted by the $3,000 to $8,000 cost to move a home. The above experience can be summarized as follows: the average resident remains in our communities for approximately nine years, while the average home, which gives rise to the rental stream, remains in our communities for approximately thirty-two years. See "Regulations and Insurance."

ITEM 3. LEGAL PROCEEDINGS

On March 21, 2003, the Company received an unfiled complaint by T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. The unfiled complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. We believe the unfiled complaint and the claims threatened therein have no merit and, if this complaint is ultimately filed, we intend to defend it vigorously.

We are involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 8, 1993 under the symbol "SUI." On March 3, 2003, the closing sales price of the common stock was $34.73 and the common stock was held by approximately 650 holders of record. The following table sets forth the high and low closing sales prices per share for the common stock for the periods indicated as reported by the NYSE and the distributions paid by the Company with respect to each such period.

	High	Low	Distribution
Fiscal Year Ended December 31, 2001			
First Quarter of 2001	34.69	30.80	.53
Second Quarter of 2001	35.50	31.60	.55
Third Quarter of 2001	36.85	34.73	.55
Fourth Quarter of 2001	38.55	36.00	.55
Fiscal Year Ended December 31, 2002			
First Quarter of 2002	40.19	36.73	.55
Second Quarter of 2002	42.60	39.00	.58
Third Quarter of 2002	41.93	33.50	.58
Fourth Quarter of 2002	37.00	32.25	.58

Recent Sales Of Unregistered Securities

On January 2, 2002, the Operating Partnership issued 100,000 Series B-2 Preferred Units at par of $45.00 to Bay Area Limited Partnership and assumed approximately $6,812,500 of debt, in exchange for property with a net agreed upon value of $15,000,000 (the "Series B-2 Units"). Holders of the Series B-2 Units may require the Operating Partnership to redeem all of the outstanding Series B-2 Units within the ninety (90) day period following the fifth anniversary of the Series B-2 Unit issuance date, the death of Bay Area's president, or the occurrence of a change of control as defined in the Operating Partnership's limited partnership agreement, but in no event may the Series B-2 Unit holders require the redemption of the Series B-2 Units prior to January 31, 2007. The redemption price is $45.00 per Series B-2 Unit redeemed. In addition, holders of the Series B-2 Units may convert such units into Common OP Units at a conversion price of $45 per unit within the ninety (90) day period following the third anniversary of the Series B-2 Unit issuance date.

On December 1, 2002, the Operating Partnership issued 55,200 Series B-3 Preferred Units to ten members of Woodside Terrace, LTD, paid approximately $1,000,000 in cash and assumed approximately $2,230,000 of debt, which was immediately retired, in exchange for property with a net agreed upon value of $8,750,000 . Holders of the Series B-3 Units may redeem the Series B-3 Units (a) within the ninety (90) day period following each of the fifth, sixth, seventh, eighth, ninth and tenth anniversaries of the issuance date, (b) in the event of the death of a holder, and (c) at any time after the tenth anniversary. The redemption price is $100 per Series B-3 Unit. The Operating Partnership has the right to redeem the Series B-3 Units at any time after the tenth anniversary.

On January 2, 2003, the Operating Partnership issued 41,700 Series B-3 Preferred Units to the members of Willowbrook Co., Ltd, paid approximately $860,000 in cash and assumed approximately $1,570,000 of debt, which was immediately retired, in exchange for property with a net agreed upon value of $6,600,000. Holders of the Series B-3 Units may redeem the Series B-3 Units (a) within the ninety (90) day period following each of the fifth, sixth, seventh, eighth, ninth and tenth anniversaries of the issuance date, (b) in the event of the death of a holder, and (c) at any time after the tenth anniversary. The redemption price is $100 per Series B-3 Unit. The Operating Partnership has the right to redeem the Series B-3 Units at any time after the tenth anniversary.

In 2002, the Company issued an aggregate of 83,892 shares of its common stock upon conversion of an aggregate of 83,892 OP Units.

All of the above OP Units and shares of common stock were issued in private placements in reliance on Section 4(2) of the Securities Act of 1933, as amended, including Regulation D promulgated thereunder. No underwriters were used in connection with any of such issuances.

Equity Compensation Plan Information

The following table reflects information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2002.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	858,388	$27.92	150,519
Equity compensation plans not approved by shareholders (1)	117,379	$32.75	0
TOTAL	975,767	$28.50	150,519

(1) On May 29, 1997, the Company established a Long Term Incentive Plan (the "LTIP") pursuant to which all full-time salaried and full-time commission only employees of the Company, excluding the Company's officers, were entitled to receive options to purchase

shares of the Company's common stock at $32.75 per share (i.e., the average of the highest and lowest selling prices for the common stock on May 29, 1997), on January 31, 2002. In accordance with the terms of the LTIP, (a) the Company granted the eligible participants options to purchase 167,918 shares of common stock; and (b) each eligible participant received an option to purchase a number of shares of common stock equal to the product of 167,918 and the quotient derived by dividing such participant's total compensation during the period beginning on January 1, 1997 and ending on December 31, 2001 (the "Award Period") by the aggregate compensation of all of the eligible participants during the Award Period.

ITEM 6. SELECTED FINANCIAL DATA

SUN COMMUNITIES, INC.

	Year Ended December 31,				
	2002	2001[c]	2000[c]	1999[c]	1998[c]
	(In thousands except for per share and other data)				
Operating data:					
Revenues:					
Income from property	$ 151,612	$ 138,687	$ 132,129	$ 125,137	$ 114,077
Other income	10,684	14,401	13,498	7,804	3,837
Total revenues	162,296	153,088	145,627	132,941	117,914
Expenses:					
Property operating and maintenance	33,387	28,972	28,408	27,122	25,484
Real estate taxes	10,542	9,492	9,083	8,850	8,699
Property management	2,502	2,746	2,934	2,638	2,269
General and administrative	5,220	4,627	4,079	3,682	3,339
Depreciation and amortization	38,525	33,320	30,487	28,388	24,819
Interest	32,375	31,016	29,651	27,289	23,987
Total expenses	122,551	110,173	104,642	97,969	88,597
Income before equity income (loss) from affiliates, minority interests, discontinued operations, and gain from property dispositions, net	39,745	42,915	40,985	34,972	29,317
Equity income (loss) from affiliates	(16,627) [a]	131	607	1,726	2,147
Income before minority interests, discontinued operations, and gain from property dispositions, net	23,118	43,046	41,592	36,698	31,464
Income allocated to minority interests	9,806	13,346	13,022	8,359	5,966
Income from continuing operations	13,312	29,700	28,570	28,339	25,498
Income (loss) from discontinued operations	280	(65)	(77)	(79)	(57)
Gain from property dispositions, net	—	4,275	4,801	829	655[b]
Net income	$ 13,592	$ 33,910	$ 33,294	$ 29,089	$ 26,096
Basic earnings per share:					
Continuing operations	$ 0.75	$ 1.96	$ 1.92	$ 1.69	$ 1.55
Discontinued operations	0.02	—	—	—	—
Net Income	$ 0.77	$ 1.96	$ 1.92	$ 1.69	$ 1.55
Diluted earnings per share:					
Continuing operations	$ 0.74	$ 1.94	$ 1.91	$ 1.68	$ 1.55
Discontinued operations	0.02	—	—	—	—
Net Income	$ 0.76	$ 1.94	$ 1.91	$ 1.68	$ 1.55
Weighted average common shares outstanding:					
Basic	17,595	17,258	17,304	17,191	16,856
Diluted	17,781	17,440	17,390	17,343	17,031
Distribution per common share	$ 2.29	$ 2.18	$ 2.10	$ 2.02	$ 1.94

ITEM 6. SELECTED FINANCIAL DATA

SUN COMMUNITIES, INC.

	Year Ended December 31,				
	2002	2001[c]	2000[c]	1999[c]	1998[c]
	(In thousands except for per share and other data)				
Balance sheet data:					
Rental property, before accumulated depreciation	$1,174,837	$ 969,936	$ 867,377	$ 847,696	$ 803,152
Total assets	$1,163,976	$ 994,449	$ 966,628	$ 904,032	$ 821,439
Total debt	$ 667,373	$ 495,198	$ 464,508	$ 401,564	$ 365,164
Stockholders' equity	$ 319,532	$ 329,641	$ 336,034	$ 338,358	$ 340,364
Other data (at end of period):					
Total properties	129	116	109	110	104
Total sites	43,959	40,544	38,282	38,217	37,566

[a] Included in equity income (loss) from affiliates in 2002 is a $13.6 million write-off of the Company's investment in Origen.

[b] Includes an $875 expense related to an unsuccessful portfolio acquisition.

[c] Revenues and expenses for the years ended December 31, 2001, 2000, 1999 and 1998 have been restated to conform with SFAS No. 144 which requires operations of properties sold or held for sale to be reclassified as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a fully integrated, self-administered and self-managed REIT which owns, operates, develops and finances manufactured housing communities concentrated in the midwestern and southeastern United States. As of December 31, 2002, the Company owned and operated a portfolio of 129 developed properties located in seventeen states, including 117 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites.

During 2002, the Company acquired four manufactured housing communities, comprising 1,482 developed sites and 538 sites suitable for development for $69.9 million, and the Company sold one manufactured housing community for $3.3 million.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. Nevertheless, actual results may differ from these estimates under different assumptions or conditions.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Impairment of Long-Lived Assets. Rental property is recorded at cost, less accumulated depreciation. Management evaluates the recoverability of its investment in rental property whenever events or changes in circumstances, such as recent operating results, expected net operating cash flow and plans for future operations, indicate that full asset recoverability is questionable. If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis.

Notes Receivable. The Company evaluates the recoverability of its notes receivable (including the notes receivable from Origen) whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. The loan is then measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a thirty year useful life for land improvements and buildings and a seven to fifteen year useful life for furniture, fixtures and equipment.

Revenue Recognition. Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and the resident.

Capitalized Costs. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period; shorter than the average resident's occupancy in the home and the average term that the home is in our community. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

Derivative Instruments and Hedging Activities. During 2002, the Company entered into three interest rate swap agreements to offset interest rate risk. The Company does not enter into derivative transactions for speculative purposes. The Company adjusts its balance sheet on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. The Company uses standard market conventions to determine the fair values of derivative instruments, including the quoted market prices or quotes from brokers or dealers for the same or similar instruments. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Deferred Tax Assets. SHS currently has significant deferred tax assets, which are subject to periodic recoverability assessments. SHS has recognized deferred tax assets of $2.4 million, net of a valuation reserve of $5.1 million. Realization of these deferred tax assets is principally dependent upon SHS's achievement of projected future taxable income. Judgments regarding future profitability may change due to future market conditions, SHS's ability to continue to successfully execute its business plan and other factors.

Income Taxes. The Company has elected to be taxed as a REIT as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level if it distributes at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders, which it fully intends to do. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The Company remains subject to certain state and local taxes on its income and property as well as Federal income and excise taxes on its undistributed income.

Results of Operations

Comparison of year ended December 31, 2002 to year ended December 31, 2001

For the year ended December 31, 2002, income before equity income (loss) from affiliates, minority interests, discontinued operations, and gain from property dispositions, net, decreased by $3.2 million from $42.9 million to $39.7 million, when compared to the year ended December 31, 2001. The decrease was due to increased expenses of $12.4 million while revenues increased by $9.2 million.

Income from property increased by $12.9 million from $138.7 million to $151.6 million, or 9.3 percent, due to rent increases and other community revenues ($5.9 million) and acquisitions ($7.0 million).

Other income decreased by $3.7 million from $14.4 million to $10.7 million due primarily to a decrease in interest income ($2.3 million) and reduced development fee income and other income ($1.4 million).

Property operating and maintenance expenses increased by $4.4 million from $29.0 million to $33.4 million, or 15.2 percent, due to acquired communities ($1.9 million) and increases in costs including payroll ($1.2 million), workers' compensation ($0.5 million), and cable television ($0.3 million), and other expenses ($0.5 million).

Real estate taxes increased by $1.0 million from $9.5 million to $10.5 million, due to the acquired communities ($0.5 million) and changes in certain assessments.

Property management expenses decreased by $0.2 million from $2.7 million to $2.5 million, representing 1.7 percent and 2.0 percent of income from property in 2002 and 2001, respectively.

General and administrative expenses increased by $0.6 million from $4.6 million to $5.2 million, representing 3.2 percent and 3.0 percent of total revenues in 2002 and 2001, respectively.

Interest expense increased by $1.4 million from $31.0 million to $32.4 million due primarily to financing additional investments in rental property ($6.0 million) offset by decreasing rates on variable rate debt ($4.9 million).

Depreciation and amortization expense increased by $5.2 million from $33.3 million to $38.5 million due primarily to the net additional investments in rental properties.

Equity income (loss) from affiliates decreased by $16.7 million from income of $0.1 million to a loss of $16.6 million primarily due to equity losses at SHS ($0.7 million), SunChamp ($0.4 million) and Origen ($1.7 million) and the write-off of the Company's investment in Origen ($13.6 million) and a technology investment ($0.3 million).

Comparison of year ended December 31, 2001 to year ended December 31, 2000

For the year ended December 31, 2001, income before equity income (loss) from affiliates, minority interests, discontinued operations, and gain from property dispositions, net, increased by $1.9 million from $41.0 million to $42.9 million, when compared to the year ended December 31, 2000. The increase was due to increased revenues of $7.4 million while expenses increased by $5.5 million.

Income from property increased by $6.6 million from $132.1 million to $138.7 million, or 5.0 percent, due to rent increases and other community revenues ($6.5 million) and acquisitions ($4.4 million), offset by a revenue reduction of $4.3 million due to property dispositions.

Other income increased by $0.9 million from $13.5 million to $14.4 million due primarily to an increase in interest income ($1.3 million) offset by reductions in other income ($0.4 million).

Property operating and maintenance expenses increased by $0.6 million from $28.4 million to $29.0 million, or 2.0 percent, representing general cost increases ($1.0 million) and acquisitions ($0.7 million), offset by an expense reduction of $1.1 million due to property dispositions.

Real estate taxes increased by $0.4 million from $9.1 million to $9.5 million, or 4.5 percent, due to the acquired communities ($0.2 million) and changes in certain assessments.

Property management expenses decreased by $0.2 million from $2.9 million to $2.7 million, representing 2.0 percent and 2.2 percent of income from property in 2001 and 2000, respectively.

General and administrative expenses increased by $0.5 million from $4.1 million to $4.6 million, representing 3.0 percent and 2.8 percent of total revenues in 2001 and 2000, respectively.

Interest expense increased by $1.4 million from $29.6 million to $31.0 million due primarily to financing additional investments in rental property offset by decreasing rates on variable rate debt.

Depreciation and amortization expense increased by $2.8 million from $30.5 million to $33.3 million due primarily to the net additional investments in rental properties.

Equity in income (loss) of affiliates decreased by $0.5 million due primarily to a reduced level of new home sales at Sun Homes Services.

Same Property Information

The following table reflects property-level financial information as of and for the years ended December 31, 2002 and 2001. The "Same Property" data represents information regarding the operation of communities owned as of January 1, 2001 and December 31, 2002. Site, occupancy, and rent data for those communities is presented as of the last day of each period presented. The "Total Portfolio" column differentiates from the "Same Property" column by including financial information for properties acquired after January 1, 2001 and new development communities.

	Same Property		Total Portfolio	
	2002	2001	2002	2001
	(in thousands)		(in thousands)	
Income from property	$128,953	$ 123,170	$ 151,642	$139,022
Property operating expenses:				
Property operating and maintenance	24,151	23,147	33,403	29,154
Real estate taxes	9,790	9,258	10,545	9,524
Property operating expenses	33,941	32,405	43,948	38,678
Property net operating income	$ 95,012	$ 90,765	$ 107,694	$100,344
Number of properties	103	103	129[2]	116
Developed sites	36,748	36,482	43,959[2]	40,544
Occupied sites	33,217	33,586	38,940[2]	36,935
Occupancy % [1]	92.2%	94.2%	89.9%[2]	93.0%
Weighted average monthly rent per site[1]	$ 318	$ 303	$ 315	$ 301
Sites available for development	2,153	2,364	7,642[2]	3,887
Sites planned for development in next year	20	257	175[2]	613

(1) Occupancy % and weighted average rent relates to manufactured housing sites, excluding recreational vehicle sites.
(2) Property site information includes eleven SunChamp communities acquired during the fourth quarter of 2002.

On a same property basis, property revenues increased by $5.8 million from $123.2 million to $129.0 million, or 4.7 percent, due primarily to increases in rents and related charges including water and property tax pass through.

Property operating expenses increased by $1.5 million from $32.4 million to $33.9 million, or 4.7 percent, due to increased costs. Property net operating income increased by $4.2 million from $90.8 million to $95.0 million, or 4.7 percent.

The occupancy at December 31, 2002, includes 19 new community developments with 3,552 sites which are 64.8 percent occupied. At December 31, 2001, there were five new community developments with 564 sites, which were 45.2 percent occupied. Excluding new community developments, occupancy was 92.4 percent and 93.8 percent at December 31, 2002 and 2001, respectively.

Liquidity and Capital Resources

The Company's principal liquidity demands have historically been, and are expected to continue to be, distributions to the Company's stockholders and the Operating Partnership's unitholders, property acquisitions, development and expansion of properties, capital improvements of properties and debt repayment.

The Company expects to meet its short-term liquidity requirements through its working capital provided by operating activities and its line of credit, as described below. The Company considers its ability to generate cash from operations (anticipated to be approximately $70 million) to be adequate to meet all operating requirements, including recurring capital improvements, routinely amortizing debt and other normally recurring expenditures of a capital nature, pay dividends to its stockholders to maintain qualification as a REIT in accordance with the Internal Revenue Code and make distributions to the Operating Partnership's unitholders.

The Company plans to invest approximately $5 to $10 million in developments consisting of expansions to existing communities and the new or continuing development of new communities. The Company expects to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

Furthermore, the Company expects to invest in the range of $40 to $60 million in the acquisition of properties in 2003, depending upon market conditions. The Company plans to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

Cash and cash equivalents decreased by $1.9 million to $2.7 million at December 31, 2002 compared to $4.6 million at December 31, 2001 because cash used in investing activities exceeded cash provided by financing and operating activities. Net cash provided by operating activities decreased by $14.9 million to $51.0 million for the year ended December 31, 2002 compared to $65.9 million for the year ended December 31, 2001. The decrease resulted primarily from reduced net income after adding back the reduction in book value of investments and an increase in other assets.

The Company's net cash flows provided by operating activities may be adversely impacted by, among other things: (a) the market and economic conditions in the Company's current markets generally, and specifically in metropolitan areas of the Company's current markets; (b) lower occupancy and rental rates of the Properties; (c) increased operating costs, including insurance premiums, real estate taxes and utilities, that cannot be passed on to the Company's tenants; and (d) decreased sales of manufactured homes. See "Factors that May Affect Future Results."

In 2002, the Company closed on a $152.4 million collateralized five year variable rate (2.17% at December 31, 2002) debt facility with an option to extend an additional five years at a variable rate debt facility, which is convertible to a five to ten year fixed rate loan but not to exceed a total term of fifteen years.

In July 2002, the Company refinanced its existing line of credit to an $85 million unsecured line of credit facility, which matures in July 2005, with a one-year optional extension. At December 31, 2002, the average interest rate of outstanding borrowings under the line of credit was 2.27%, $63 million was outstanding and $22 million was available to be drawn under the facility. Subsequent to year end, the Company increased the line to $105 million. The line of credit facility contains various leverage, debt service coverage, net worth maintenance and other customary covenants all of which the Company was in compliance with at December 31, 2002.

In 1998, certain directors, employees and consultants of the Company purchased newly issued shares of common stock of the Company and common OP Units in the Operating Partnership for approximately $25.5 million in accordance with the Sun Communities 1998 Stock Purchase Plan (the "Purchase Plan"). The participants in the Purchase Plan financed these purchases through personal loans (the "Loans") from Bank One, N.A. (the "Bank") due in January 2004. The Company guaranteed the repayment of the Loans. The participants have agreed to fully indemnify the Company against any and all liabilities arising under such guaranty (the "Guaranty") (the principal balance of which was approximately $22.7 million at December 31, 2002).

Among other usual commercial provisions, the Guaranty requires that the Company comply with certain financial covenants. These covenants were initially designed to be identical in all material respects with the financial covenants imposed on the Company under its line of credit facility. Since 1998, as the covenants in the Company's then applicable line of credit facility changed, the Guaranty has also been similarly amended to remain consistent. In July 2002, the Company entered into a replacement line of credit facility; however, conforming amendments to the Guaranty were not made, resulting in differing and inconsistent financial covenants in the line of credit facility as compared to the Guaranty. As a consequence, as of September 30, 2002, the Company was not in compliance with certain of the financial covenants contained in the Guaranty (the "Differing Financial Covenants"). Because it was not the intention of the parties to impose disparate requirements on the Guaranty and the Company's line of credit, the Bank waived any breach of the Guaranty arising solely as a result of the Company's non-compliance with the Differing Financial Covenants so long as the Company remains in compliance with all of the terms and conditions of its line of credit facility. As of December 31, 2002, the Company was in compliance with the terms and conditions of its line of credit facility and, as a result, the Company was in compliance with the terms and conditions of the Guaranty.

Section 402 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") states that it is "unlawful for any issuer . . . directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer." Section 402 of the Sarbanes-Oxley Act provides an exception for certain extensions of credit which are "maintained by the issuer on the date of enactment of the Sarbanes-Oxley Act [July 30, 2002] . . ., provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment." Jaffe, Raitt, Heuer & Weiss, P.C. has delivered a reasoned opinion to the Company to the effect that, based on various assumptions and qualifications set forth in the opinion, a court could reasonably find that Section 402 of the Sarbanes-Oxley Act does not apply to the waiver letter issued by the Bank and that, even if a court determines that Section 402 applies to the Bank's waiver letter, a court could reasonably conclude that the Guaranty fits within the exception under Section 402 for extensions of credit maintained by the issuer prior to July 30, 2002. Arthur A. Weiss, a stockholder of Jaffe, Raitt, Heuer & Weiss, P.C., the Company's regular outside counsel, is a director of the Company and received a personal loan to purchase common OP Units under the Purchase Plan.

There is no case law directly on point, and we cannot assure you that a court would not decide differently from the views expressed in counsel's opinion and such opinion represents only the best judgment of counsel and is not binding in the courts. It is unclear what the consequences to the Company would be if a court determined the Bank's waiver letter constituted a material modification of the terms of the Guaranty in violation of Section 402 of the Sarbanes-Oxley Act and the Securities Exchange Act of 1934, as amended.

The Company's primary long-term liquidity needs are principal payments on outstanding indebtedness. At December 31, 2002, the Company's outstanding contractual obligations were as follows:

		Payments Due By Period (in thousands)			
Contractual Cash Obligations(1)	Total Due	1 year	2-3 years	4-5 years	After 5 years
Bridge Loan	$ 48,000	$ 48,000			
Line of credit	63,000			$ 63,000	
Collateratized term loan	42,206	658	$ 1,463	40,085	
Collateralized term loan - FNMA	152,363				$ 152,363
Senior notes(2)	285,000	85,000	65,000	35,000	100,000
Mortgage notes, other	60,366	1,046	24,096	13,814	21,410
Capitalized lease obligations	16,438	6,832	9,606		
Redeemable Preferred OP Units	53,978	1,000	2,564	14,632	35,782
	$721,351	$142,536	$102,729	$166,531	$309,555

(1) As noted above, the Company is the guarantor of $22.7 million in personal bank loans, maturing in 2004, made to the Company's directors, employees and consultants for the purpose of purchasing shares of Company common stock or Operating Partnership OP Units pursuant to the Company's Stock Purchase Plan. The Company is obligated under the Guaranty only in the event that one or more of the borrowers cannot repay their loan when due. This contingent liability is not reflected on the Company's balance sheet.

(2) The provisions of the callable/redeemable $65 million notes are such that the maturity date will likely be 2005 if the 10-year treasury rate is greater than 5.7% on May 16, 2005. The maturity is reflected in the above table based on that assumption.

The Company anticipates meeting its long-term liquidity requirements, such as scheduled debt maturities, large property acquisitions and Operating Partnership unit redemptions, through the issuance of debt or equity securities, including equity units in the Operating Partnership, or from selective asset sales. As discussed above, the Company is also obligated to loan Origen up to $35.5 million under the Origen credit facility, of which $1.9 million remained to be drawn as of December 31, 2002. The Company has maintained investment grade ratings with Moody's Investor Service and Standard & Poor's, which facilitates access to the senior unsecured debt market. Since 1993, the Company has raised, in the aggregate, nearly $1 billion from the sale of shares of its common stock, from the sale of OP units in the Operating Partnership, and the issuance of secured and unsecured debt securities. In addition, at December 31, 2002, 92 of the Properties were unencumbered by debt, therefore, providing substantial financial flexibility. The ability of the Company to finance its long-term liquidity requirements in such manner will be affected by numerous economic factors affecting the manufactured housing community industry at the time, including the availability and cost of mortgage debt, the financial condition of the Company, the operating history of the Properties, the state of the debt and equity markets, and the general national, regional and local economic conditions. See "Factors that May Affect Future Results". If the Company is unable to obtain additional equity or debt financing on acceptable terms, the Company's business, results of operations and financial condition will be harmed.

The Company's $48.0 million bridge loan and $85.0 million principal amount of senior unsecured notes are due April 30 and May 1, 2003, respectively. The Company expects to repay this indebtedness by issuing additional senior unsecured debt securities. The ability of the Company to issue such additional debt securities will be affected primarily by the state of the senior unsecured debt market and general, national and international economic and political conditions, such as the uncertainty associated with the current war in Iraq. If the Company is unable to access the senior unsecured debt market, or is unable to otherwise refinance these notes, on terms acceptable to the Company prior to May 1, 2003 and the Company is unable to successfully negotiate extensions with the holders of these debt obligations, the Company would seek secured financing on some of its 92 unencumbered properties.

Included in minority interests are $36 million of Preferred OP Units which would require collateralization were the Company to no longer be classified as investment grade by the rating agencies.

At December 31, 2002, the Company's debt to total market capitalization approximated 43.6 percent (assuming conversion of all Common OP Units to shares of common stock). The debt has a weighted average maturity of approximately 4.6 years and a weighted average interest rate of 5.3 percent.

Capital expenditures for the years ended December 31, 2002 and 2001 included recurring capital expenditures of $7.1 million and $4.8 million, respectively.

Net cash used in investing activities was $168.9 million for the year ended December 31, 2002 compared to $34.8 million in the prior year. The differences are due to: increased investment in rental properties of $17.0 million; decreased proceeds from property disposition of $14 million; and increased investment in notes receivables and investment in and advances to affiliates of $103.1 million. Additionally, the Company acquired $10.0 million in rental properties through the issuance of Preferred OP Units.

Net cash provided by financing activities was $116.0 million for the year ended December 31, 2002, compared to a use of net cash in the prior year of $44.9 million. The differences are due to: changes in net proceeds from notes payable, inclusive of line of credit repayments, of $144.5 million; changes in net proceeds from common stock issuance of $19.2 million; and increased distributions of $2.8 million.

Ratio of Earnings to Fixed Charges

The Company's ratio of earnings to fixed charges for the years ended December 31, 2002, 2001, and 2000 was 1.68:1, 1.73:1 and 1.74:1 respectively.

Inflation

Most of the leases allow for periodic rent increases which provide the Company with the opportunity to achieve increases in rental income as each lease expires. Such types of leases generally minimize the risk of inflation to the Company.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Please see "Factors That May Affect Future Results" for a representative example of such uncertainties and factors. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance with respect to VIEs created after January 31, 2003 and to VIEs in which a company obtains an interest after that date. The provisions of this interpretation apply in the first interim period beginning after June 15, 2003 (i.e., third quarter of 2003) to VIEs in which a company holds a variable interest that it acquired before February 1, 2003. The Company is in the process of assessing whether it has an interest in any VIEs which may require consolidation in the third quarter of 2003 pursuant to FIN No. 46. Entities that may be identified as VIEs include SHS and Origen.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects. The adoption of this standard did not have a significant impact on the financial position or results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation (FIN 45) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies disclosures that are required to be made for certain guarantees and establishes a requirement to record a liability at fair value for certain guarantees at the time of the guarantee's issuance. The disclosure requirements of FIN No. 45 have been applied in these financial statements. The requirement to record a liability applies to guarantees issued or modified after December 31, 2002. We do not expect the requirements of FIN 45 to have a significant impact on the financial position or results of operations of the Company.

In July 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In May 2002, the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." The provisions of this statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Adoption of this statement did not have a significant impact on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this standard are generally to be applied prospectively. During the first quarter of 2002, the Company sold Kings Pointe Mobile Home Park, located in Winter Haven, Florida, for approximately $3.4 million. In accordance with SFAS 144, the Company's consolidated statements of income and consolidated statements of cash flow have been revised from those originally reported for the years ended December 31, 2002, 2001 and 2000 to separately reflect the results of discontinued operations for one property that was sold in the first quarter of 2002. These results were previously included in income from operations. These revisions had no impact on the Company's consolidated balance sheets or statements of stockholders' equity and these revisions had no impact on net income or net income per share of common stock for the years ended December 31, 2002, 2001 and 2000.

In June 2001, the FASB approved SFAS No. 141, "Business Combinations and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires, among other things, that the purchase method of accounting for business combinations be used for all business combinations initiated after September 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 requires, among other things, that goodwill and other indefinite-lived intangible assets no longer be amortized and that such assets be tested for impairment at least annually. The adoption of these standards did not have a significant impact on the financial position or results of operations of the Company.

Other

Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus rental property depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." Industry analysts consider FFO to be an appropriate supplemental measure of the operating performance of an equity REIT primarily because the computation of FFO excludes historical cost depreciation as an expense and thereby facilitates the comparison of REITs which have different cost bases in their assets. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time, whereas real estate values have instead historically risen or fallen based upon market conditions. FFO does not represent cash flow from operations as defined by generally accepted accounting principles and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. The following table reconciles net income to FFO and calculates FFO data for both basic and diluted purposes for the years ended December 31, 2002, 2001 and 2000 (in thousands):

SUN COMMUNITIES, INC.
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(Amounts in thousands, except per share/OP unit amounts)

	2002	2001	2000
Income before minority interests, discontinued operations, and gain from property dispositions, net	$ 23,118	$ 43,046	$ 41,592
Adjustments:			
Depreciation of rental property	38,262	33,050	30,209
Valuation adjustment [1]	449	—	—
NOI from discontinued operations	11	121	95
Allocation of SunChamp losses [2]	1,315	—	—
Reduction in book value of investments	13,881	—	—
Income allocated to Preferred OP Units	(7,803)	(8,131)	(7,826)
FFO	$ 69,233	$ 68,086	$ 64,070
Weighted average common shares and OP Units outstanding for basic per share/unit data	20,177	19,907	19,999
Dilutive securities:			
Stock options and awards	186	182	86
Weighted average common shares and OP Units outstanding for diluted per share/unit data	20,363	20,089	20,085
FFO per weighted average Common Share/OP Unit assuming dilution	$ 3.40	$ 3.39	$ 3.19

(1) The Company entered into interest rate swaps for an aggregate of $75 million, thereby substantially fixing for periods of 5 to 7 years rates which were formerly floating. The valuation adjustment reflects the theoretical noncash profit and loss were those swaps terminated at the balance sheet date. As the Company has no expectation of terminating the swaps prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfections related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments are excluded from Funds From Operations. The valuation adjustment is included in interest expense.

(2) The Company acquired the equity interest of another investor in SunChamp in December 2002. Consideration consisted of a long-term note payable at net book value. The note is subordinated to the return of gross book value of equity and cumulative preferred returns of 9.25% on the Company's investment and the acquired investment. In substance, this note is a cumulative "first-loss" position relative to the Company's interest. Accordingly, the losses formerly allocated or allocable to the Company are reallocated to the note.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The Company's variable rate debt totals $285.4 million as of December 31, 2002 which bears interest at various LIBOR or FNMA Discounted Mortgage Backed Securities ("DMBS") rates. If LIBOR or DMBS increased or decreased by 1.0 percent during the years ended December 31, 2002 and 2001, the Company believes its interest expense would have increased or decreased by approximately $1.7 million and $0.7 million, respectively, based on the $171.3 million and $68.3 million average balance outstanding under the Company's variable rate debt facilities for the year ended December 31, 2002 and 2001, respectively.

Additionally, the Company had $27.3 million and $49.0 million LIBOR based variable rate mortgage and other notes receivables as of December 31, 2002 and 2001. If LIBOR increased or decreased by 1.0 percent during the years ended December 31, 2002 and 2001, the Company believes interest income would have increased or decreased by approximately $0.37 million and $0.8 million, respectively, based on the $36.7 million and $79.5 million average balance outstanding on all variable rate notes receivables for the year ended December 31, 2002 and 2001, respectively.

In September 2002, the Company entered into three separate interest rate swap agreements, effectively fixing, in the aggregate, $75 million of the Company's variable rate borrowings for a period commencing April 2003. One of these swap agreements fixes $25 million of variable rate borrowings at 4.93% for the period April 2003 through July 2009, another of these swap agreements fixes $25 million of variable rate borrowings at 5.37% for the period April 2003 through July 2012 and the third swap agreement, which is only effective for so long as LIBOR is 7% or less, fixes $25 million of variable rate borrowings at 3.97% for the period April 2003 through July 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are filed herewith under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company owns approximately a thirty percent equity interest in Origen Financial, L.L.C. On December 9, 2002, Origen engaged the certified public accounting firm of Grant Thornton LLP to serve as its principal independent accounting firm to audit its financial statements for the year ended December 31, 2002. Prior to Origen's engagement of Grant Thornton LLP, the Company did not consult with such firm on any accounting, auditing or financial reporting issue.

PART III

The information required by **Items 10, 11, 12 and 13** will be included in the Company's proxy statement for its 2003 Annual Meeting of Shareholders, and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

(a) The Chief Executive Officer, Gary A. Shiffman, and Chief Financial Officer, Jeffrey P. Jorissen, evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days of filing this annual report (the "Evaluation Date"), and concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed herewith as part of this Form 10-K:

(1) A list of the financial statements required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(2) A list of the financial statement schedules required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(3) A list of the exhibits required by Item 601 of Regulation S-K to be filed as a part of this Form 10-K is shown on the "Exhibit Index" filed herewith.

(b) Reports on Form 8-K:

No Current Reports on Form 8-K were filed during the last fiscal quarter for the year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

SUN COMMUNITIES, INC., a Maryland corporation

By: /s/ Gary A. Shiffman
Gary A. Shiffman, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gary A. Shiffman Gary A. Shiffman	Chief Executive Officer, President and Chairman of the Board of Directors	March 31, 2003
/s/ Jeffrey P. Jorissen Jeffrey P. Jorissen	Senior Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer	March 31, 2003
/s/ Paul D. Lapides Paul D. Lapides	Director	March 31, 2003
/s/ Ted J. Simon Ted J. Simon	Director	March 31, 2003
/s/ Clunet R. Lewis Clunet R. Lewis	Director	March 31, 2003
/s/ Ronald L. Piasecki Ronald L. Piasecki	Director	March 31, 2003
/s/ Arthur A. Weiss Arthur A. Weiss	Director	March 31, 2003

CERTIFICATIONS
(As Adopted Under Section 302 of the Sarbanes-Oxley Act of 2002)

I, Gary A. Shiffman, certify that:

1. I have reviewed this annual report on Form 10-K of Sun Communities, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

CERTIFICATIONS
(As Adopted Under Section 302 of the Sarbanes-Oxley Act of 2002)

I, Jeffrey P. Jorissen, certify that:

1. I have reviewed this annual report on Form 10-K of Sun Communities, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ Jeffrey P. Jorissen
Jeffrey P. Jorissen, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
2.1	Form of Sun Communities, Inc.'s Common Stock Certificate	(1)
3.1	Amended and Restated Articles of Incorporation of Sun Communities, Inc	(1)
3.2	Bylaws of Sun Communities, Inc.	(2)
4.1	Indenture, dated as of April 24, 1996, among Sun Communities, Inc., Sun Communities Operating Limited Partnership (the "Operating Partnership") and Bankers Trust Company, as Trustee	(3)
4.2	Form of Note for the 2001 Notes	(3)
4.3	Form of Note for the 2003 Notes	(3)
4.4	First Supplemental Indenture, dated as of August 20, 1997, by and between the Operating Partnership and Bankers Trust Company, as Trustee	(7)
4.5	Form of Medium-Term Note (Floating Rate)	(7)
4.6	Form of Medium-Term Note (Fixed Rate)	(7)
4.7	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock and Fixing Distribution and other Rights in such Series	(9)
4.8	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock	(11)
10.1	Second Amended and Restated Agreement of Limited Partnership of Sun Communities Operating Limited Partnership	(6)
10.2	Second Amended and Restated 1993 Stock Option Plan	(10)
10.3	Amended and Restated 1993 Non-Employee Director Stock Option Plan	(6)
10.4	Form of Stock Option Agreement between Sun Communities, Inc. and certain directors, officers and other individuals#	(1)
10.5	Form of Non-Employee Director Stock Option Agreement between Sun Communities, Inc. and certain directors#	(4)
10.6	Employment Agreement between Sun Communities, Inc. and Gary A. Shiffman#	(6)
10.7	Amended and Restated Loan Agreement between Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.8	Amended and Restated Loan Agreement among Miami Lakes Venture Associates, Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.9	Form of Indemnification Agreement between each officer and director of Sun Communities, Inc. and Sun Communities, Inc.	(7)
10.10	Loan Agreement among the Operating Partnership, Sea Breeze Limited Partnership and High Point Associates, LP.	(7)
10.11	Option Agreement by and between the Operating Partnership and Sea Breeze Limited Partnership	(7)
10.12	Option Agreement by and between the Operating Partnership and High Point Associates, LP	(7)
10.13	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 94,570 shares of Common Stock	(5)
10.14	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 305,430 shares of Common Stock	(5)
10.15	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership with respect to 80,000 shares of Common Stock	(7)

Exhibit Number	Description	Method of Filing
10.16	Employment Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen#	(9)
10.17	Long Term Incentive Plan	(7)
10.18	Restricted Stock Award Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated June 5, 1998#	(9)
10.19	Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated June 5, 1998#	(9)
10.20	Restricted Stock Award Agreement between Sun. Communities, Inc. and Jonathan M. Colman, dated June 5, 1998#	(9)
10.21	Restricted Stock Award Agreement between Sun Communities, Inc. and Brian W. Fannon, dated June 5, 1998#	(9)
10.22	Sun Communities, Inc. 1998 Stock Purchase Plan#	(9)
10.23	Facility and Guaranty Agreement among Sun Communities, Inc., the Operating Partnership, Certain Subsidiary Guarantors and First National Bank of Chicago, dated December 10, 1998	(9)
10.24	Rights Agreement between Sun Communities, Inc. and State Street Bank and Trust Company, dated April 24, 1998	(8)
10.25	Contribution Agreement, dated as of September 29, 1999, by and among the Sun Communities, Inc., the Operating Partnership, Belcrest Realty Corporation and Belair Real Estate Corporation	(11)
10.26	One Hundred Third Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(11)
10.27	One Hundred Eleventh Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.28	One Hundred Thirty-Sixth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.29	One Hundred Forty-Fifth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.30	Restricted Stock Award Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated March 30, 2001#	(12)
10.31	Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated March 30, 2001#	(12)
10.32	Restricted Stock Award Agreement between Sun Communities, Inc. and Jonathan M. Colman, dated March 30, 2001#	(12)
10.33	Restricted Stock Award Agreement between Sun Communities, Inc. and Brian W. Fannon, dated March 30, 2001#	(12)
10.34	Investment Agreement dated July 20, 2001 between SUI TRS, Inc., Shiffman Family LLC, Bingham and Woodward Holdings, LLC, amended by Amendment to Investment Agreement dated August 13, 2001	(12)
10.35	Limited Liability Company Agreement of Origen Financial, L.L.C. dated December 18, 2001 by and among SUI TRS, Inc., Shiffman Family LLC, Bingham and Woodward Holdings LLC	(12)
10.36	Second Amended and Restated Subordinated Loan Agreement, dated December 4, 2002, by and between Origen Financial L.L.C. and the Operating Partnership	(15)
10.37	Subordinated Term Loan Agreement, dated December 4, 2002, by and between Origen Financial L.L.C. and the Operating Partnership	(15)

Exhibit Number	Description	Method of Filing
10.38	First Amendment to Second Amended and Restated Subordinated Loan Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.39	First Amendment to Subordinated Term Loan Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.40	Seventh Amended and Restated Promissory Note, dated December 30, 2002, made by Origen Financial L.L.C. in favor of Sun Home Services	(15)
10.41	First Amended and Restated Subordinated Term Promissory Note, dated December 30, 2002, made by Origen Financial L.L.C. in favor of Sun Home Services	(15)
10.42	First Amended and Restated Security Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.43	Second Amended and Restated Stock Pledge Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.44	First Amended and Restated Limited Liability Company Interest Security and Pledge Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.45	Second Amended and Restated Guaranty, dated December 30, 2002, by Bingham in favor of the Operating Partnership	(15)
10.46	Second Amended and Restated Security Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services.	(15)
10.47	Amended and Restated Stock Pledge Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services	(15)
10.48	Amended and Restated Membership Pledge Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services.	(15)
10.49	Second Amended and Restated Participation Agreement, dated December 30, 2002, by and among Sun Home Services, the Milton M. Shiffman Spouse's Marital Trust and Woodward Holding LLC	(15)
10.50	Master Credit Facility Agreement, dated as of May 29, 2002, by and between Sun Secured Financing LLC, Aspen-Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership and ARCS Commercial Mortgage Co., L.P.	(13)
10.51	Credit Agreement, dated as of July 3, 2002, by and between the Operating Partnership, Sun Communities, Inc., Banc One Capital Markets, Inc., Bank One, N.A. and other lenders which are signatories thereto	(13)
10.52	First Amendment to Master Credit Facility Agreement, dated as of August 29, 2002, by and between Sun Secured Financing LLC, Aspen-Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership and ARCS Commercial Mortgage Co., L.P.	(14)
10.53	First Amendment to Employment Agreement, dated as of July 15, 2002, by and between Sun Communities, Inc. and Gary A. Shiffman#	(14)
10.54	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.55	First Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)

Exhibit Number	Description	Method of Filing
10.56	First Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.57	Second Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.58	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.59	Employment Agreement, dated as of January 1, 2003, by and between Brian W. Fannon and Sun Home Services, Inc.#	(15)
10.60	Employment Agreement, dated as of January 1, 2003, by and between Brian W. Fannon and Sun Communities, Inc.#	(15)
10.61	Lease, dated November 1, 2002, by and between the Operating Partnership as Tenant and American Center LLC as Landlord	(15)
10.62	Term Loan Agreement, dated as of October 10, 2002, among Sun Financial, LLC, Sun Financial Texas Limited Partnership, the Operating Partnership, Sun Communities, Inc. and Lehman Commercial Paper, Inc.	(15)
12.1	Computation of Ratio of Earnings to Fixed Charges and Ratio Earnings to Combined Fixed Charges and Preferred Dividends	(15)
21.1	List of Subsidiaries of Sun Communities, Inc.	(15)
23.1	Independent Auditors' Consent	(15)
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(15)
99.2	Opinion of Jaffe, Raitt, Heuer & Weiss, P.C. with respect to REIT qualification	(15)
99.3	Audited financial statements of Origen Financial L.L.C.	(15)
99.4	Audited financial statements of Sun Home Services, Inc.	(16)

(1) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-69340.

(2) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated April 24, 1996.

(4) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-80972.

(5) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-K for the quarter ended September 30, 1995.

(6) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996.

(7) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997.

(8) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-A dated May 27, 1998.

(9) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

(10) Incorporated by reference to Sun Communities, Inc.'s Proxy Statement, dated April 20, 1999.

(11) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated October 14, 1999.

(12) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

(13) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(14) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(15) Filed herewith.

(16) Filed herewith.

Management contract or compensatory plan or arrangement required to be identified by Form 10-K Item 14.

(PAGE INTENTIONALLY LEFT BLANK)

SUN COMMUNITIES, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of
Sun Communities, Inc.:

In our opinion, based upon our audits and the report of other auditors, the consolidated financial statements listed in the index appearing under Item 15 on page F-1 present fairly, in all material respects, the financial position of Sun Communities, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits and the report of other auditors, the financial statement schedule listed in the index appearing under Item 15 on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We did not audit the financial statements of Origen Financial, L.L.C., an investee of the Company, which statements reflect total assets of $227,748,000 at December 31, 2002 and total revenues of $20,835,000 for the year ended December 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Origen Financial, L.L.C., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

PricewaterhouseCoopers LLP

Detroit, Michigan
March 12, 2003

SUN COMMUNITIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 and 2001
(amounts in thousands except for per share data)

ASSETS	2002	2001
Investment in rental property, net	$ 999,360	$ 829,174
Cash and cash equivalents	2,664	4,587
Notes and other receivables	56,329	75,532
Investments in and advances to affiliates	67,719	55,451
Other assets	37,904	29,705
Total assets	$ 1,163,976	$ 994,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ 63,000	$ 93,000
Debt	604,373	402,198
Accounts payable and accrued expenses	16,120	17,683
Deposits and other liabilities	8,461	8,929
Total liabilities	691,954	521,810
Minority interests	152,490	142,998
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 100,000 shares authorized, 18,281 and 17,763 issued and outstanding in 2002 and 2001, respectively	183	178
Paid-in capital	420,683	399,789
Officers' notes	(10,703)	(11,004)
Unearned compensation	(8,622)	(6,999)
Accumulated other comprehensive loss	(1,851)	—
Distributions in excess of accumulated earnings	(73,774)	(45,939)
Treasury stock, at cost, 202 shares	(6,384)	(6,384)
Total stockholders' equity	319,532	329,641
Total liabilities and stockholders' equity	$1,163,976	$ 994,449

The accompanying notes are an integral part of the consolidated financial statements.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts in thousands except for per share data)

	2002	2001	2000
REVENUES			
Income from property	$ 151,612	$ 138,687	$ 132,129
Other income	10,684	14,401	13,498
Total revenues	162,296	153,088	145,627
EXPENSES			
Property operating and maintenance	33,387	28,972	28,408
Real estate taxes	10,542	9,492	9,083
Property management	2,502	2,746	2,934
General and administrative	5,220	4,627	4,079
Depreciation and amortization	38,525	33,320	30,487
Interest	32,375	31,016	29,651
Total expenses	122,551	110,173	104,642
Income before equity income (loss) from affiliates, minority interests, discontinued operations, and gain from property dispositions, net	39,745	42,915	40,985
Equity income (loss) from affiliates	(16,627)	131	607
Income before minority interests, discontinued operations and gain from property dispositions, net	23,118	43,046	41,592
Less income allocated to minority interests:			
Preferred OP Units	7,803	8,131	7,826
Common OP Units	2,003	5,215	5,196
Income from continuing operations	13,312	29,700	28,570
Income (loss) from discontinued operations	280	(65)	(77)
Gain from property dispositions, net	—	4,275	4,801
Net income	$ 13,592	$ 33,910	$ 33,294
Basic earnings per share:			
Continuing operations	$ 0.75	$ 1.96	$ 1.92
Discontinued operations	0.02	—	—
Net Income	$ 0.77	$ 1.96	$ 1.92
Diluted earnings per share:			
Continuing operations	$ 0.74	$ 1.94	$ 1.91
Discontinued operations	0.02	—	—
Net Income	$ 0.76	$ 1.94	$ 1.91
Weighted average common shares outstanding:			
Basic	17,595	17,258	17,304
Diluted	17,781	17,440	17,390

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(amounts in thousands)

	2002	2001	2000
Net income	$ 13,592	$33,910	$ 33,294
Unrealized losses on interest rate swaps	(1,851)	—	—
Comprehensive income	$ 11,741	$ 33,910	$ 33,294

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts in thousands except for per share data)

	Common Stock	Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Distributions in Excess of Accumulated Earnings	Treasury Stock
Balance, January 1, 2000	$174	$ 393,360	$ (5,459)	$ —	$(38,265)	$ —
Issuance of common stock, net	1	445				
Amortization			713			
Treasury stock purchased, 7 shares						(221)
Reclassification and conversion of minority interests		(34)				
Net income					33,294	
Cash distributions declared of $2.10 per share					(36,717)	
Balance, December 31, 2000	175	393,771	(4,746)		(41,688)	(221)
Issuance of common stock, net	3	4,077	(3,188)			
Amortization			935			
Treasury stock purchased, 194 shares						(6,163)
Reclassification and conversion of minority interests		1,941				
Net income					33,910	
Cash distributions declared of $2.18 per share					(38,161)	
Balance, December 31, 2001	178	399,789	(6,999)		(45,939)	(6,384)
Issuance of common stock, net	5	17,406	(2,767)			
Amortization			1,144			
Reclassification and conversion of minority interests		3,488				
Net income					13,592	
Unrealized loss on interest rate swaps				(1,851)		
Cash distributions declared of $2.29 per share					(41,427)	
Balance, December 31, 2002	$ 183	$ 420,683	$ (8,622)	$ (1,851)	$(73,774)	$ (6,384)

The accompanying notes are an integral part of the consolidated financial statement

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 13,592	$ 33,910	$ 33,294
Adjustments to reconcile net income to cash provided by operating activities:			
Income allocated to minority interests	2,003	5,215	5,196
Gain from property dispositions, net	—	(4,275)	(4,801)
(Income) loss from discontinued operations	(280)	65	77
Operating income included in discontinued operations	11	121	95
Depreciation and amortization	38,525	33,320	30,487
Amortization of deferred financing costs	1,231	1,065	943
Reduction in book value of investments	13,881	—	—
Increase in other assets	(15,973)	(4,879)	(7,480)
Increase (decrease) in accounts payable and other liabilities	(2,031)	1,329	(1,133)
Net cash provided by operating activities	50,959	65,871	56,678
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in rental properties	(87,283)	(70,331)	(57,832)
Proceeds related to property dispositions	3,288	17,331	34,460
Investment in notes receivable, net	(33,397)	37,968	(46,577)
Investment in and advances to affiliates	(51,782)	(20,056)	675
Officers' notes	301	253	195
Net cash used in investing activities	(168,873)	(34,835)	(69,079)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock and operating partnership units, net	13,801	809	430
Treasury stock purchases	—	(6,163)	(221)
Borrowings (repayments) on line of credit, net	(30,000)	81,000	(35,000)
Proceeds from notes payable and other debt	200,363	—	100,000
Repayments on notes payable and other debt	(18,488)	(76,599)	(2,056)
Payments for deferred financing costs	(2,914)	—	(1,242)
Distributions	(46,771)	(43,962)	(42,374)
Net cash provided by (used in) financing activities	115,991	(44,915)	19,537
Net increase (decrease) in cash and cash equivalents	(1,923)	(13,879)	7,136
Cash and cash equivalents, beginning of year	4,587	18,466	11,330
Cash and cash equivalents, end of year	$ 2,664	$ 4,587	$ 18,466
SUPPLEMENTAL INFORMATION			
Cash paid for interest including capitalized amounts of $2,915 $3,704 and $3,148 in 2002, 2001 and 2000, respectively	$ 34,830	$ 34,048	$ 31,882
Noncash investing and financing activities:			
Debt assumed for rental properties	20,653	26,289	—
Issuance of partnership units for rental properties	4,500	4,612	3,564
Issuance of partnership units to retire capitalized lease obligations	5,520	—	—
SunChamp assets acquired	92,410	—	—
SunChamp liabilities assumed	86,210	—	—
Notes issued for SunChamp equity	6,200	—	—
Restricted common stock issued as unearned compensation, net	2,767	3,188	—
Notes receivable reclassified to advances to affiliate	—	11,210	—
Property acquired (sold) in satisfaction of note receivable	—	1,338	(8,614)

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Business: Sun Communities, Inc. (the "Company") is a real estate investment trust ("REIT") which owns and operates 129 manufactured housing communities at December 31, 2002 located in 17 states concentrated principally in the Midwest and Southeast comprising approximately 43,959 developed sites and approximately 7,642 sites suitable for development.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. Principles of Consolidation: The accompanying financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries including Sun Communities Operating Limited Partnership (the "Operating Partnership") and, effective December 31, 2002, SunChamp LLC ("SunChamp"). The minority interests include Common Operating Partnership Units ("OP Units") which are convertible into an equivalent number of shares of the Company's common stock. Such conversion would have no effect on earnings per share since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock. Of the 20.7 million OP Units outstanding at December 31, 2002, the Company owns 18.1 million or 87.6 percent. The minority interests are adjusted to their relative ownership interest whenever OP Units or common stock are issued, converted or retired by reclassification to/from paid-in capital.

Included in minority interests at December 31, 2002 and 2001 are 2 million Series A Perpetual Preferred OP Units ("PPOP Units") issued at $25 per unit in September 1999 bearing an annual coupon rate of 8.875 percent. The PPOP Units may be called by the Company at par on or after September 29, 2004, have no stated maturity or mandatory redemption and are convertible into preferred stock under certain circumstances.

An additional $44 million of Preferred OP Units ("POP Units") are included in minority interests at December 31, 2002 with dividends at rates ranging from 6.85 percent to 9.19 percent and maturing between 2003 and 2014. Of these POP Units, $35.8 million have a conversion price of at least $68 per unit.

During 2002, $10.0 million of POP Units were issued relating to two property acquisitions and are included in minority interests. $4.5 million of the POP Units, issued in relation to a January acquisition, pay dividends at 6.0% and mature on January 2, 2007. The remaining $5.5 million of POP Units pay dividends at 7.625%, mature on December 1, 2007 and relate to a December property acquisition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

c. **Rental Property:** Rental property is recorded at cost, less accumulated depreciation. Management evaluates the recoverability of its investment in rental property whenever events or changes in circumstances such as recent operating results, expected net operating cash flow and plans for future operations indicate that full asset recoverability is questionable.

The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis. No such impairment existed as of December 31, 2002.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings and 7 to 15 years for furniture, fixtures and equipment.

Expenditures for ordinary maintenance and repairs are charged to operations as incurred and significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over their estimated useful lives. Construction costs related to development of new communities or expansion sites, including interest, are capitalized until the property is substantially complete. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities.

d. **Cash and Cash Equivalents:** The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.

e. **Notes and Accounts Receivable:** The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. At December 31, 2002 the reserve for uncollectable accounts receivable from residents was $0.15 million.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

f. **Investments in and Advances to Affiliates:** Sun Home Services ("SHS") sells and rents new and used homes in our communities, manages a golf course, and provides activities and other services and facilities for our residents. Through the Operating Partnership, the Company owns one hundred percent (100%) of the outstanding preferred stock of SHS, is entitled to ninety-five percent (95%) of the operating cash flow, and accounts for its investment utilizing the equity method of accounting. The common stock is owned by one officer of the Company and the estate of a former officer of the Company who collectively are entitled to receive five percent (5%) of the operating cash flow.

Bingham Financial Services Corporation ("BFSC") was formed by Sun in 1997 in response to demand for financing from purchasers and residents in the Company's communities. As BFSC's business developed, its objectives and opportunities expanded and the Company concluded that its business could be operated and grown more effectively as a separate public entity. BFSC's initial public offering occurred in November 1997. The Company has continued to provide financial support to BFSC. In December 2001, the Company, through SHS, made a $15 million equity investment in a newly formed company Origen Financial, L.L.C., that was merged with Origen Financial, Inc., subsidiary of BFSC, as part of the recapitalization of BFSC. As a result of this equity investment, the Company owns approximately a thirty percent (30%) interest in the surviving company ("Origen"), which company holds all of the operating assets of BFSC and its subsidiaries. The Company wrote-off its remaining investment in Origen of $13.6 million in the fourth quarter of 2002 after an extensive analysis of the investment.

Through Sun Home Services, the Company and two other participants (one unaffiliated and one affiliated with Gary A. Shiffman, the Company's Chief Executive Officer and President) continue to provide financing to Origen and are subject to the risks of being a lender. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. This financing consists of a $48 million line of credit and a $10 million term loan of which the Company's commitment is $35.5 million ($33.6 million was outstanding as of December 31, 2002). The line bears interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11 percent and a maximum interest rate of 15 percent. Of the Company's $35.5 million participation, $18 million is subordinate in all respects to the first $40.0 million funded under the facility by the three participants. This line of credit is collateralized by a security interest in Origen's assets, which is subordinate in all respects to all institutional indebtedness of Origen, and a guaranty and pledge of assets by BFSC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

f. Investments in and Advances to Affiliates (Continued):

Summarized combined financial information of the Company's equity investments as of December 31, 2002, SHS and Origen, are presented below before elimination of intercompany transactions. SunChamp, which is consolidated in the Company's financial statements as of December 31, 2002, is not included in the table.

	2002	2001
Loans receivable, net	$173,764	$127,412
Due from Origen	33,560	—
SHS other assets	41,638	36,281
Origen other assets	53,984	49,813
Total assets	$302,946	$213,506
Advances under repurchase agreements	$141,085	$105,564
Due to SHS	33,560	—
Due to Sun Communities	67,719	39,660
SHS other liabilities	25,804	8,748
Origen other liabilities	42,799	20,634
Total liabilities	310,967	174,606
Equity (deficit)	(8,021)	38,900
Total liabilities and equity	$302,946	$213,506
Revenues	$ 27,572	$ 29,274[(1)]
Expenses	74,143	29,675[(1)]
Net loss	$ (46,571)	$ (401)
Sun's equity income (loss)	$ (15,925)	$ 131

[(1)] Includes Origen's financial data for the period from December 19, 2001 to December 31, 2001.

SHS currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of these deferred tax assets is principally dependent upon SHS's achievement of projected future taxable income. Judgments regarding future profitability may change due to future market conditions, SHS's ability to continue to successfully execute its business plan and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances. At December 31, 2002, Sun Home Services has deferred tax assets of $2.4 million, net of a valuation allowance of $5.1 million.

g. Revenue Recognition: Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and resident or, in some cases, as provided by state statute.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

h. Other Capitalized Costs: Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period; shorter than average resident's occupancy and the average term that the home is in the community. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

i. Fair Value of Financial Instruments: The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the shorter maturities of these instruments. The fair value of the Company's long-term indebtedness, which is based on the estimates of management and on rates currently quoted and rates currently prevailing for comparable loans and instruments of comparable maturities, exceeds the aggregate carrying value by approximately $86.1 million at December 31, 2002.

j. Derivative Instruments and Hedging Activities: The Company has entered into three derivative contracts. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The Company has entered into three interest rate swap agreements for an aggregate notional amount of $75 million. The agreements are effective April 2003, and have the effect of fixing interest rates relative to a collateralized term loan due to FNMA. One swap matures in July 2009, with an effective fixed rate of 4.93%. A second swap matures in July 2012, with an effective fixed rate of 5.37%. The third swap matures in July 2007, with an effective fixed rate of 3.97%. The third swap is effective as long as LIBOR is 7% or lower.

The Company has designated the first two swaps as cash flow hedges for accounting purposes. These two hedges were highly effective and had minimal effect on income. The third swap does not qualify as a hedge for accounting purposes and, accordingly, the entire change in valuation of $0.45 million is reflected as a component of interest expense in the statements of income.

In accordance with SFAS No. 133, the "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be carried at fair value on the balance sheet, the Company has recorded all three interest rate swaps totaling a liability of $2.3 million as of December 31, 2002.

These valuation adjustments will only be realized if the Company terminates the swaps prior to maturity. This is not the intent of the Company and, therefore, the net of valuation adjustments through the various maturity dates will approximate zero.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

k. **Stock Options:** The Company accounts for its stock options using the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees." If the Company had accounted for awards using the methods contained in FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been presented as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net income, as reported	$ 13,592	$ 33,910	$ 33,294
Additional compensation expense under fair value method	(478)	(321)	(199)
Pro forma net income	$ 13,114	$ 33,589	$ 33,095
EPS (Basic), as reported	$ 0.77	$ 1.96	$ 1.92
EPS (Basis), pro forma	$ 0.75	$ 1.95	$ 1.91
EPS (Diluted), as reported	$ 0.76	$ 1.94	$ 1.91
EPS (Diluted), pro forma	$ 0.74	$ 1.93	$ 1.90

l. **Reclassifications:** Certain 2001 and 2000 amounts have been reclassified to conform with the 2002 financial statement presentation. Such reclassifications had no effect on results of operations as originally presented.

2. RENTAL PROPERTY (amounts in thousands):

	At December 31	
	2002	2001
Land	$ 101,926	$ 83,954
Land improvements and buildings	999,540	831,963
Furniture, fixtures, and equipment	26,277	21,432
Land held for future development	34,573	16,810
Property under development	12,521	15,777
	1,174,837	969,936
Less accumulated depreciation	(175,477)	(140,762)
	$ 999,360	$ 829,174

Land improvements and buildings consist primarily of infrastructure, roads, landscaping, clubhouses, maintenance buildings and amenities. Included in rental property at December 31, 2002 and 2001 are net carrying amounts related to capitalized leases of $17.9 million and $28.6 million, respectively.

During 2002, the Company acquired one stabilized community, comprising 552 developed sites, for $21.3 million and three development communities, comprising 930 developed sites and 538 sites available for development, for $48.6 million consisting of cash of approximately $23.1 million, POP Units of approximately $4.5 million and assumption of debt of approximately $21.0 million. During 2001, the Company acquired five communities comprising 2,332 developed sites for $55.8 million and two development communities comprising 1,273 sites, for $4.3 million.

2. **RENTAL PROPERTY (amounts in thousands) (Continued):**

In December 2002, the Company purchased the ownership interest of Champion Enterprises in SunChamp LLC, a joint venture to develop eleven new communities in Texas, North Carolina, Ohio and Indiana, for approximately $6.2 million, payable pursuant to a 7 year promissory note (a) bearing interest at 3.46% per annum, (b) requiring no principal or interest payments until maturity (other than a one-time prepayment of interest in the amount of approximately $270,000 at closing), and (c) providing that all payments obligations are subordinate in all respects to the return of the members' equity (including the gross book value of the acquired equity) plus a preferred return. As a result of this acquisition, the Company owns approximately 59 percent of SunChamp. SunChamp is consolidated on the Company's balance sheet as of December 31, 2002; previously SunChamp was accounted for using the equity method. In addition, in September 2002, the Company acquired the senior lender's entire right, title and interest in and to SunChamp's construction loan for a purchase price equal to 89 percent of the outstanding indebtedness thereof, which constitutes a discount of approximately $5.8 million.

These transactions have been accounted for as purchases, and the statements of income include the operations of the acquired communities from the dates of their respective acquisitions. As of December 31, 2002, in conjunction with a 1993 acquisition, the Company is obligated to issue $7.4 million of OP Units through 2009 based on the per share market value of the Company's stock on the issuance date. This obligation was accounted for as part of the purchase price of the original acquisition.

In February 2002, the Company sold a manufactured home community in Florida consisting of 227 sites of which 131 were occupied, for cash of approximately $3.3 million, resulting in a gain of $0.4 million on the sale. The gain has been included in discontinued operations and all periods presented have been revised to reflect discontinued operations. The adoption of this requirement did not have an impact on net income available to common shareholders.

3. **NOTES AND OTHER RECEIVABLES (amounts in thousands):**

	At December 31,	
	2002	2001
Mortgage and other notes receivable, primarily with minimum monthly interest payments at LIBOR based floating rates of approximately LIBOR + 2.0%, maturing at various dates from July 2003 through August 2008, substantially collateralized by manufactured home communities	$ 38,420	$ 48,310
Installment loans collateralized by manufactured homes with interest payable monthly at an effective weighted average interest rate and maturity of 8.2% and 20 years, respectively	11,633	13,475
Other receivables	6,276	13,747
	$ 56,329	$ 75,532

3. NOTES AND OTHER RECEIVABLES (amounts in thousands) (Continued):

At December 31, 2002, the maturities of mortgage notes and other receivables are approximately as follows: 2003 - $1.5 million; 2004 - $18.4 million; 2006 and after - $18.5 million.

Officers' notes, presented as a reduction to stockholders' equity in the balance sheet, are 13 to 15 year, LIBOR + 1.75% notes, with a minimum and maximum interest rate of 6% and 9%, respectively, collateralized by 362,206 shares of the Company's common stock and 127,794 OP Units with substantial personal recourse. Interest income of $0.7 million, $0.9 million and $0.9 million has been recognized in 2002, 2001 and 2000, respectively. Reductions in the principal balance of Officer's notes were $0.3 million, $0.3 million and $0.2 million for the years 2002, 2001 and 2000, respectively.

4. DEBT AND LINE OF CREDIT(amounts in thousands):

The following table sets forth certain information regarding debt (in thousands):

	At December 31,	
	2002	2001
Bridge loan, at variable interest rate (2.617% at December 31, 2002), due April 30, 2003	$ 48,000	$ —
Senior notes, interest at 7.625%, due May 1, 2003	85,000	85,000
Callable/redeemable notes, interest at 6.77%, due May 14, 2015, callable/redeemable May 16, 2005	65,000	65,000
Senior notes, interest at 6.97%, due December 3, 2007	35,000	35,000
Senior notes, interest at 8.20%, due August 15, 2008	100,000	100,000
Collateralized term loan, due to FNMA, at variable interest rate (2.17% at December 31, 2002) due May 2007, convertible to a 5 to 10 year fixed rate loan	152,363	—
Collateralized term loan, interest at 7.01%, due September 9, 2007	42,206	42,820
Capitalized lease obligations, interest at 6.1%, due through January 2004	16,438	26,045
Mortgage notes, other	60,366	48,333
	$ 604,373	$ 402,198

The collateralized term loans totaling $194,569 are secured by 22 properties comprising approximately 11,000 sites. The capitalized lease obligations and mortgage notes are collateralized by 15 communities comprising approximately 4,300 sites. At the lease expiration date of the capitalized leases the Company has the right and intends to purchase the properties for the amount of the then outstanding lease obligation. One of the capitalized lease obligations matured on January 1, 2003 and was paid by the issuance of 41,700 Preferred OP Units, cash of approximately $860,000 and the assumption of approximately $1,570,000 of debt, which was immediately retired.

4. DEBT AND LINE OF CREDIT (amounts in thousands)(Continued):

The initial term of the variable rate FNMA debt is five years. The Company has the option to extend such variable rate borrowings for an additional five years and/or convert them to fixed rate borrowings with a term of five or ten years, provided that in no event can the term of the borrowings exceed fifteen years.

There are various covenants included in the senior notes and line of credit including limitations on the amount of debt which may be incurred, the amount of secured debt, and various financial ratios. At December 31, 2002, the Company can incur approximately $25.0 million of additional aggregate debt and of the Company's total debt, $460.0 million of it may be secured debt.

At December 31, 2002, the maturities of debt, excluding the line of credit, during the next five years are approximately as follows: 2003 – $141.5 million; 2004 - $33.7 million; 2005 – $66.4 million: 2006 - $12.3 million; 2007 - $76.6 million.

In July 2002, the Company refinanced its line of credit at $85 million. The Company had $22 million of this facility available to borrow at December 31, 2002. Subsequent to year-end, the Company increased this line of credit to $105 million. Borrowings under the line of credit bear interest at the rate of LIBOR plus 0.85% and mature July 2, 2005 with a one-year extension at the Company's option. The average interest rate of outstanding borrowings under the line of credit at December 31, 2002 was 2.27%.

The Company has a bridge loan of $48 million and senior notes of $85 million due on April 30 and May 1, 2003, respectively. It is the Company's expectation that these obligations will be retired utilizing the proceeds from the issuance of additional debt.

The Company is the guarantor of $22.7 million in personal bank loans maturing in 2004, made to directors, employees and consultants to purchase Company common stock and OP units pursuant to the Company's Stock Purchase Plan. No compensation expense was recognized in respect to the guarantees as the fair value thereof was not material nor have there been any defaults.

5. STOCK OPTIONS:

Data pertaining to stock option plans are as follows:

	2002	2001	2000
Options outstanding, January 1	1,090,794	1,109,250	1,121,000
Options granted	7,500	137,900	17,500
Option price	$34.92	$27.03-$32.81	$35.37
Options exercised	97,665	59,773	16,667
Option price	$20.13-$35.39	$22.75-$33.75	$28.64-$30.03
Options forfeited	24,862	96,583	12,583
Option price	$27.03-$32.75	$27.03-$33.82	$30.03-$33.75
Options outstanding, December 31	975,767[(a)]	1,090,794	1,109,250
Option price	$20-$35.39	$20-$35.39	$20-$35.39
Options exercisable, December 31	834,249[(a)]	823,227	827,329

5. STOCK OPTIONS (amounts in thousands)(Continued):

[a] There are 324,854 and 284,359 options outstanding and exercisable, respectively, with exercise prices ranging from $20.00 - $27.99 with a weighted average life of 3.7 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $24.02 and $23.59, respectively. There are 650,913 and 549,890 options outstanding and exercisable, respectively, with exercise prices ranging from $28.00 - $35.39 with a weighted average life of 5.4 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $30.73 and $30.34, respectively.

At December 31, 2002, 150,519 shares of common stock were available for the granting of options. Stock option plans originally provided for the grant of up to 2,117,000 options. Options are granted at fair value of the common stock and generally vest over a two-year period and may be exercised for 10 years after date of grant. In addition, the Company established a Long-Term Incentive Plan in 1997 for certain employees granting 167,918 options (of which 117,379 remain outstanding), which become exercisable in equal installments in 2002-2004.

The Company has opted to measure compensation cost utilizing the intrinsic value method. The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions for options granted:

	2002	2001	2000
Estimated fair value per share of options granted during year	$ 4.42[1]	$ 6.19	$ 2.43
Assumptions:			
Annualized dividend yield	5.9%[1]	5.9%	7.1%
Common stock price volatility	16.4%[1]	16.4%	15.3%
Risk-free rate of return	5.3%[1]	5.3%	6.4%
Expected option term (in years)	7	4	6

[1] 2002 based on valuation as of April 2001, due to insignificant option issuance in 2002.

6. STOCKHOLDERS' EQUITY:

In April 1998, the Company declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, including a material change in the ownership of the Company, to purchase preferred stock and common stock, from the Company and/or from another person into which the Company is merged or which acquires control of the Company.

The Rights may be generally redeemed by the Company at a price of $0.01 per Right or $0.2 million in total. The Rights expire on June 8, 2008.

In July 2002, and in March 2001, the Company issued restricted stock awards of 70,000 at $39.53 per share, and 99,422 at $33.00 per share, respectively, to officers and certain employees which are being amortized over their five to ten year vesting period. Compensation cost recognized in income for all restricted stock awards was $1.1 million, $0.9 million and $0.7 million in 2002, 2001 and 2000, respectively.

7. OTHER INCOME (amounts in thousands):

The components of other income are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Interest income	$ 8,380	$10,706	$ 9,385
Other income	2,304	3,695	4,113
	$10,684	$14,401	$13,498

8. INCOME TAXES (amounts in thousands):

The Company has elected to be taxed as a real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status. In one recent change, Congress modified the asset test applicable to REITs and the Code now provides that for taxable years beginning after December 31, 2000, REITs may own more than ten percent of the voting power and value of securities of a taxable REIT subsidiary ("TRS"). A corporation is treated as a TRS if a REIT owns stock in the corporation and the REIT and the corporation jointly elect such treatment. Effective July 1, 2001, the Company filed a TRS election for SHS. During the period from January 1, 2001 through June 30, 2001, the Company believes that SHS met certain grandfather rules permitting REITs indirectly to own more than ten percent of the value of a corporation, without violating any REIT asset tests. Nevertheless, there is no assurance that the Internal Revenue Service would not determine that SHS failed to meet one or more of the highly technical grandfather rules during this period.

The Company has received a legal opinion to the effect that, based on various assumptions and qualifications set forth in the opinion, Sun Communities, Inc. has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for its taxable years ended December 31, 1994 through December 31, 2002. There is no assurance that the Internal Revenue Service would not decide differently from the views expressed in counsel's opinion and such opinion represents only the best judgment of counsel and is not binding on the Internal Revenue Service or the courts.

As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.

8. INCOME TAXES (amounts in thousands) (Continued):

Dividend payout on taxable income available to common stockholders for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Taxable income available to common stockholders	$ 6,046	$ 13,149	$ 14,683
Less tax gain on disposition of properties	—	(175)	(13)
Taxable operating income available to common stockholders	$ 6,046	$ 12,974	$ 14,670
Total distributions paid to common stockholders	$ 41,427	$ 38,161	$ 36,717

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital. For the years ended December 31, 2002, 2001 and 2000, distributions paid per share were taxable as follows:

	2002		2001		2000	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 1.54	67.1%	$ 1.38	63.1%	$ 1.30	62.0%
Return of capital	.75	32.9	.80	36.9	0.80	38.0
	$ 2.29	100.0%	$ 2.18	100.0%	$ 2.10	100.0%

9. EARNINGS PER SHARE (amounts in thousands):

	2002	2001	2000
Earnings used for basic and diluted earnings per share computation	$ 13,592	$ 33,910	$ 33,294
Total shares used for basic earnings per share	17,595	17,258	17,304
Dilutive securities:			
Stock options and other	186	182	86
Total weighted average shares used for diluted earnings per share computation	17,781	17,440	17,390

Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock. Included in basic and diluted earnings per share from continuing operations, in the Consolidated Statements of Income, is $0.25 and $0.28 related to gains from property dispositions in 2001 and 2000, respectively.

10. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following unaudited quarterly amounts are in thousands, except for per share amounts:

	First Quarter March 31	Second Quarter June 30	Third Quarter Sept. 30	Fourth Quarter Dec. 31
2002				
Total revenues	$ 40,905	$ 40,021	$ 40,843	$ 40,527
Total expenses	$ 29,754	$ 29,079	$ 30,787	$ 32,931
Net income (loss)[b]	$ 8,114	$ 7,002	$ 5,802	$ (7,326)
Weighted average common shares outstanding	17,322	17,544	17,739	17,777
Earnings (loss) per common share-basic	$ 0.47	$ 0.40	$ 0.33	$ (0.41)

	First Quarter March 31	Second Quarter June 30	Third Quarter Sept. 30	Fourth Quarter Dec. 31
2001				
Total revenues	$ 38,844	$ 38,090	$ 37,792	$ 38,362
Total revenues as previously reported[c]	$ 39,091	$ 38,148	$ 38,309	$ 38,006
Total expenses	$ 27,721	$ 27,164	$ 27,059	$ 28,229
Total expenses as previously reported[c]	$ 27,827	$ 27,263	$ 27,160	$ 28,333
Net income [a]	$ 11,104	$ 8,320	$ 7,877	$ 6,609
Weighted average common shares outstanding	17,365	17,203	17,210	17,256
Earnings per common share-basic	$ 0.64	$ 0.48	$ 0.46	$ 0.38

[a] Net income includes net gains on the disposition of properties of $3,517 in the first quarter of 2001 and $758 in the second quarter of 2001.

[b] Included in net income for the fourth quarter of 2002 is the write-off of $13.6 million pertaining to the Company's investment in Origen.

[c] Revenues and expenses have been restated to conform with SFAS 144 which requires operations of properties sold or held for sale to be reclassified as discontinued operations.

11. RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE"s expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance with respect to VIEs created after January 31, 2003 and to VIEs in which a company obtains an interest after that date. The provisions of this interpretation apply in the first interim period beginning after June 15, 2003 (i.e., third quarter of 2003) to VIEs in which a company holds a variable interest that it acquired before February 1, 2003. The Company is in the process of assessing whether it has an interest in any VIEs which may require consolidation in the third quarter of 2003 pursuant to FIN No. 46. Summarized financial information for entities which may be identified as VIEs is included in Note 1f of notes to the financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects. The adoption of this standard did not have a significant impact on the financial position or results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies disclosures that are required to be made certain guarantees and establishes a requirement to record a liability at fair value for certain guarantees at the time of the guarantee's issuance. The disclosure requirements of FIN No. 45 have been applied in these financial statements. The requirement to record a liability applies to guarantees issues or modified after December 31, 2002. The Company does not expect the requirements of FIN 45 to have a significant impact on the financial position or results of operations of the Company.

In July 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

11. RECENT ACCOUNTING PRONOUNCEMENTS (Continued):

In May 2002, the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." The provisions of this statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Adoption of this statement did not have a significant impact on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this standard are generally to be applied prospectively. During the first quarter of 2002, the Company sold Kings Pointe Mobile Home Park, located in Winter Haven, Florida, for approximately $3.4 million. In accordance with SFAS 144, the Company's consolidated statements of income and consolidated statements of cash flow have been revised from those originally reported for the years ended December 31, 2001 and 2000 to separately reflect the results of discontinued operations for this property. These results were previously included in income from operations. These revisions had no impact on the Company's consolidated balance sheets or statements of stockholders' equity and these revisions had no impact on net income or net income per share of common stock for the years ended December 31, 2002, 2001 and 2000.

In June 2001, the FASB approved SFAS No. 141, "Business Combinations and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires, among other things, that the purchase method of accounting for business combinations be used for all business combinations initiated after September 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 requires, among other things, that goodwill and other indefinite-lived intangible assets no longer be amortized and that such assets be tested for impairment at least annually. The adoption of these standards did not have a significant impact on the financial position or results of operations of the Company.

12. CONTINGENCIES:

On March 21, 2003, the Company received an unfiled complaint by T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest , LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. The unfiled complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages

12. CONTINGENCIES (Continued):

of $13.0 million plus an unspecified amount for punitive damages. The Company believes the unfiled complaint and the claims threatened therein have no merit and, if this complaint is ultimately filed, the Company will defend it vigorously.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact in our results of operations or financial condition.

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2002
(amount in thousands)

Property Name	Location	Encumbrance	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2002			Accumulated Depreciation	Date of Construction (C) Acquisition (A)
			Land	B & F	Land	B & F	Land	B & F	Total		
Academy/Westpoint	Canton, MI	A	$ 1,485	$ 14,278	$ -	$ 27	$ 1,485	$ 14,305	$ 15,790	$ 1,205	2000(A)
Allendale	Allendale, MI	A	366	3,684	-	3,675	366	7,359	7,725	1,408	1996(A)
Alpine	Grand Rapids, MI	-	729	6,692	-	3,628	729	10,320	11,049	1,904	1996(A)
Apple Creek	Amelia, OH	C	543	5,480	-	20	543	5,500	6,043	623	1999(A)
Arbor Terrace	Brandenton, FL	-	481	4,410	-	325	481	4,735	5,216	1,044	1996(A)
Ariana Village	Lakeland, FL	A	240	2,195	-	506	240	2,701	2,941	745	1994(A)
Autumn Ridge	Ankeny, IO	-	890	8,054	-	834	890	8,888	9,778	1,856	1996(A)
Bedford Hills	Battle Creek, MI	B	1,265	11,562	-	451	1,265	12,013	13,278	2,643	1996(A)
Bell Crossing	Clarksville, TN	-	717	1,916	-	3,617	717	5,533	6,250	428	1999(A)
Bonita Lake	Bonita Springs, FL	-	285	2,641	-	223	285	2,864	3,149	624	1996(A)
Boulder Ridge	Pflugerville, TX	-	1,000	500	3,324	16,117	4,324	16,617	20,941	1,603	1998(C)
Branch Creek	Austin, TX	A	796	3,716	-	5,108	796	8,824	9,620	1,707	1995(A)
Brentwood	Kentwood, MI	-	385	3,592	-	260	385	3,852	4,237	867	1996(A)
Byrne Hill Village	Toledo, OH	-	383	3,903	-	264	383	4,167	4,550	498	1999(A)
Brookside Village	Goshen, IN	A	260	1,080	386	7,386	646	8,466	9,112	1,829	1985(A)
Buttonwood Bay	Sebring, IN	-	1,952	18,294	-	1,465	1,952	19,759	21,711	931	2001(A)
Byron Center	Byron Center, MI	-	253	2,402	-	142	253	2,544	2,797	569	1996(A)
Country Acres	Cadillac, MI	-	380	3,495	-	242	380	3,737	4,117	813	1996(A)
Candlewick Court	Owosso, MI	-	125	1,900	132	1,097	257	2,997	3,254	884	1985(A)
Carrington Pointe	Ft. Wayne, IN	-	1,076	3,632	-	4,231	1,076	7,863	8,939	1,154	1997(A)
Casa Del Valle	Alamo, TX	-	246	2,316	-	434	246	2,750	2,996	544	1997(A)
Catalina	Middletown, OH	-	653	5,858	-	1,110	653	6,968	7,621	1,990	1993(A)
Candlelight Village	Chicago Heights, IL	-	600	5,623	-	651	600	6,274	6,874	1,371	1996(A)
Chisholm Point	Pflugerville, TX	A	609	5,286	-	2,626	609	7,912	8,521	1,667	1995(A)
Clearwater Village	South Bend, IN	-	80	1,270	61	1,906	141	3,176	3,317	799	1986(A)
Country Meadows	Flat Rock, MI	A	924	7,583	296	9,540	1,220	17,123	18,343	3,926	1994(A)
Continental North	Davison, MI	- (1)			-	3,555	-	3,711	3,711	867	1996(A)
Cobus Green	Elkhart, IN	-	762	7,037	-	635	762	7,672	8,434	2,310	1993(A)
College Park Estates	Canton, MI	-	75	800	174	4,728	249	5,528	5,777	1,496	1978(A)
Continental Estates	Davison, MI	-	1,625	16,581	150	1,570	1,775	18,151	19,926	3,516	1996(A)
Countryside Village	Perry, MI	B	275	3,920	185	2,091	460	6,011	6,471	1,637	1987(A)
Creekwood Meadows	Burton, MI	-	808	2,043	404	6,556	1,212	8,599	9,811	1,221	1997(C)
Cutler Estates	Grand Rapids, MI	B	749	6,941	-	336	749	7,277	8,026	1,592	1996(A)
Davison East	Davison, MI	(1)			-	-	-	-	-	-	1996(A)
Deerfield Run	Anderson, MI	1,700	990	1,607	-	3,228	990	4,835	5,825	396	1999(A)
Desert View Village	West Wendover, NV	-	1,180	-	423	5,588	1,603	5,588	7,191	418	1998(C)
Eagle Crest	Firestone, CO	-	2,017	150	2,362	22,591	4,379	22,741	27,120	633	1998(C)
Edwardsville	Edwardsville, KS	B	425	8,805	541	2,671	966	11,476	12,442	3,203	1987(A)
Fisherman's Cove	Flint, MI	-	380	3,438	-	552	380	3,990	4,370	1,175	1993(A)
Forest Meadows	Philomath, OR	-	1,031	2,050	-	-	1,031	2,050	3,081	239	1999(A)
Four Seasons	Elkhart, IN	-	500	4,811	-	-	500	4,811	5,311	415	2000(A)
Goldcoaster	Homestead, FL	-	446	4,234	172	1,924	618	6,158	6,776	1,056	1997(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2002
(amount in thousands)

SCHEDULE III

Property Name	Location	Encumbrance	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2002			Accumulated Depreciation	Date of Construction (C) Acquisition (A)
			Land	B & F	Land	B & F	Land	B & F	Total		
Grand	Grand Rapids, MI	-	374	3,587	-	203	374	3,790	4,164	721	1996(A)
Groves	Ft. Meyers, FL	-	249	2,396	-	649	249	3,045	3,294	606	1997(A)
Hamlin	Webberville, MI	-	125	1,675	536	3,425	661	5,100	5,761	720	1984(A)
High Point	Frederika, DE	-	898	7,031	-	1,055	898	8,086	8,984	422	1997(A)
Holly Forest	Holly Hill, FL	-	920	8,376	-	335	920	8,711	9,631	1,611	1997(A)
Holiday Village	Elkhart, IN	-	100	3,207	143	1,227	243	4,434	4,677	1,322	1986(A)
Indian Creek	Ft. Meyers Beach, FL	-	3,832	34,660	-	1,375	3,832	36,035	39,867	8,033	1996(A)
Island Lake	Merritt Island, FL	-	700	6,431	-	313	700	6,744	7,444	1,704	1995(A)
King's Court	Traverse City, MI	A	1,473	13,782	-	1,559	1,473	15,341	16,814	3,320	1996(A)
Kensington Meadows	Lansing, MI	-	250	2,699	-	3,596	250	6,295	6,545	1,263	1995(A)
King's Lake	Debary, FL	-	280	2,542	-	2,199	280	4,741	5,021	1,116	1994(A)
Knollwood Estates	Allendale, MI	D	400	4,061	-	-	400	4,061	4,461	205	2001(A)
Kenwood	La Feria, TX	-	145	1,842	-	-	145	1,842	1,987	226	1999(A)
Lafayette Place	Warren, MI	-	669	5,979	-	778	669	6,757	7,426	1,030	1998(A)
Lake Juliana	Auburndale, FL	-	335	2,848	-	846	335	3,694	4,029	993	1994(A)
Leesburg Landing	Leesburg, FL	-	50	429	921	415	971	844	1,815	182	1996(A)
Liberty Farms	Valparaiso, IN	-	66	1,201	116	1,917	182	3,118	3,300	874	1985(A)
Lincoln Estates	Holland, MI	-	455	4,201	-	318	455	4,519	4,974	1,000	1996(A)
Lake San Marino	Naples, FL	-	650	5,760	-	446	650	6,206	6,856	1,384	1996(A)
Maple Grove Estates	Dorr, MI	-	15	210	20	297	35	507	542	143	1979(A)
Meadowbrook Village	Tampa, FL	-	519	4,728	-	428	519	5,156	5,675	1,508	1994(A)
Meadowbrook Estates	Monroe, MI	-	431	3,320	379	5,960	810	9,280	10,090	2,695	1986(A)
Meadow Lake Estates	White Lake, MI	A	1,188	11,498	127	1,826	1,315	13,324	14,639	3,899	1994(A)
Meadows	Nappanee, IN	-	287	2,300	-	2,443	287	4,743	5,030	1,272	1987(A)
Meadowstream Village	Sodus, MI	-	100	1,175	109	1,443	209	2,618	2,827	741	1984(A)
Maplewood Mobile	Lawrence, IN	-	275	2,122	-	887	275	3,009	3,284	847	1989(A)
North Point Estates	Pueblo, CO	-	1,582	3,027	1	2,192	1,583	5,219	6,802	207	2001(C)
Oak Crest	Austin, TX	8,331	4,311	12,611	-	-	4,311	12,611	16,922	229	2002(A)
Oakwood Village	Miamisburg, OH	-	1,964	6,401	-	6,368	1,964	12,769	14,733	1,565	1998(A)
Orange Tree	Orange City, FL	-	283	2,530	15	765	298	3,295	3,593	862	1994(A)
Orchard Lake	Milford, OH	C	395	4,025	-	15	395	4,040	4,435	514	1999(A)
Paradise	Chicago Heights, IL	-	723	6,638	-	683	723	7,321	8,044	1,579	1996(A)
Pecan Branch	Georgetown, TX	-	1,379	-	331	4,158	1,710	4,158	5,868	162	1999(C)
Pheasant Ridge	Lancaster, PA		2,044	19,279	-	-	2,044	19,279	21,323	328	2002(A)
Pine Hills	Middlebury, IN	-	72	544	60	1,754	132	2,298	2,430	629	1980(A)
Pin Oak Parc	St. Louis, MO	A	1,038	3,250	467	4,776	1,505	8,026	9,531	1,613	1994(A)
Pine Ridge	Petersburg, VA	-	405	2,397	-	1,326	405	3,723	4,128	1,045	1986(A)
Presidential	Hudsonville, MI	A	680	6,314	-	1,261	680	7,575	8,255	1,635	1996(A)
Parkwood Mobile	Grand Blanc, MI	-	477	4,279	-	764	477	5,043	5,520	1,460	1993(A)
Richmond	Richmond, MI	-	501	2,040	-	393	501	2,433	2,934	379	1998(A)
River Ridge	Austin, TX	6,813	3,201	15,090	-	-	3,201	15,090	18,291	383	2002(A)
Roxbury	Goshen, IN	-	1,057	9,870	-	-	1,057	9,870	10,927	500	2001(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2002
(amount in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2002				
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Royal Country	Miami, FL	B	2,290	20,758	-	818	2,290	21,576	23,866	6,489	1994(A)
River Haven	Grand Haven, MI	D	1,800	16,967	-	-	1,800	16,967	18,767	898	2001(A)
Saddle Oak Club	Ocala, FL	-	730	6,743	-	701	730	7,444	8,174	2,031	1995(A)
Saddlebrook	San Marcos, TX	5,481	1,703	11,843	-	-	1,703	11,843	13,546	205	2002(A)
Scio Farms	Ann Arbor, MI	-	2,300	22,659	-	3,861	2,300	26,520	28,820	6,349	1995(A)
Sea Air	Rehoboth Beach, DE	4,484	1,207	10,179	-	683	1,207	10,862	12,069	568	1997(A)
Sherman Oaks	Jackson, FL	B	200	2,400	240	4,063	440	6,463	6,903	1,739	1986(A)
Siesta Bay	Ft. Meyers Beach, FL	-	2,051	18,549	-	792	2,051	19,341	21,392	4,307	1996(A)
Silver Star	Orlando, FL	-	1,022	9,306	-	419	1,022	9,725	10,747	2,156	1996(A)
Southfork	Belton, MO	-	1,000	9,011	-	1,412	1,000	10,423	11,423	1,539	1997(A)
Sunset Ridge	Portland, MI	-	2,044	-	-	10,364	2,044	10,364	12,408	438	1998(C)
St. Clair Place	St. Clair, MI	-	501	2,029	1	347	502	2,376	2,878	446	1998(A)
Stonebridge	Richfield Twp., MI	1,119	2,044	-	2,081	-	4,125	-	4,125	-	1998(C)
Snow to Sun	Weslaco, TX	90	190	2,143	15	857	205	3,000	3,205	552	1997(A)
Sun Villa	Reno, NV	6,665	2,385	11,773	-	345	2,385	12,118	14,503	1,838	1998(A)
Timber Ridge	Ft. Collins, CO	A	990	9,231	-	1,075	990	10,306	11,296	2,226	1996(A)
Timberbrook	Bristol, IN	B	490	3,400	101	5,024	591	8,424	9,015	2,310	1987(A)
Timberline Estates	Grand Rapids, MI	A	535	4,867	-	608	535	5,475	6,010	1,535	1994(A)
Town and Country	Traverse City, MI	-	406	3,736	-	252	406	3,988	4,394	898	1996(A)
Valley Brook	Indianapolis, IN	A	150	3,500	1,277	9,008	1,427	12,508	13,935	3,280	1989(A)
Village Trails	Howard City, MI	-	988	1,472	-	713	988	2,185	3,173	306	1998(A)
Water Oak Country Club Est.	Lady Lake, FL	-	2,503	17,478	-	5,538	2,503	23,016	25,519	6,102	1993(A)
Westbrook	Toledo, OH	E	1,110	10,462	-	850	1,110	11,312	12,422	1,327	1999(A)
Westbrook Senior	Toledo, OH	-	355	3,295	-	295	355	3,590	3,945	173	2001(A)
West Glen Village	Indianapolis, IN	-	1,100	10,028	-	849	1,100	10,877	11,977	3,034	1994(A)
White Lake	White Lake, MI	-	672	6,179	-	4,612	672	10,791	11,463	1,526	1997(A)
White Oak	Mt. Morris, MI	A	782	7,245	112	3,601	894	10,846	11,740	1,780	1997(A)
Willowbrook	Toledo, OH	E	781	7,054	-	565	781	7,619	8,400	1,133	1997(A)
Windham Hills	Jackson, MI	-	2,673	2,364	-	7,587	2,673	9,951	12,624	1,074	1998(A)
Woodhaven Place	Woodhaven, MI	-	501	4,541	-	840	501	5,381	5,882	822	1998(A)
Woodlake Estates	Yoder, IN	-	632	3,674	-	2,603	632	6,277	6,909	783	1998(A)
Woodland Park Estates	Eugene, OR	7,286	1,592	14,398	-	334	1,592	14,732	16,324	2,238	1998(A)
Woods Edge	West Lafayette, IN	-	100	2,600	3	7,644	103	10,244	10,347	1,915	1985(A)
Woodside Terrace	Holland, OH	-	1,064	9,625	-	1,262	1,064	10,887	11,951	1,991	1997(A)
Worthington Arms	Lewis Center, OH	-	376	2,624	-	1,204	376	3,828	4,204	1,115	1990(A)
Corporate Headquarters	Farmington Hills, MI	-	-	-	-	2,730		2,730	2,730	1,678	Various
Comal Farms	New Braunfels, TX	-	1,455	1,732	-	4,090	1,455	5,822	7,277	255	2000(A&C)
Creekside	Reidsville, NC	-	350	1,423	-	3,074	350	4,497	4,847	221	2000(A&C)
East Fork	Batavia, OH	-	1,280	6,302	-	3,633	1,280	9,935	11,215	581	2000(A&C)
Glen Laurel	Concord, NC	-	1,641	453	-	5,822	1,641	6,275	7,916	102	2001(A&C)
Meadowbrook	Charlotte, NC	-	1,310	6,570	-	2,494	1,310	9,064	10,374	665	2000(A&C)
Pebble Creek	Greenwood, IN	-	1,030	5,074	-	3,229	1,030	8,303	9,333	645	2000(A&C)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2002
(amount in thousands)

SCHEDULE III

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2002				
Property Name	**Location**	**Encumbrance**	**Land**	**B & F**	**Land**	**B & F**	**Land**	**B & F**	**Total**	**Accumulated Depreciation**	**Date of Construction (C) Acquisition (A)**
River Ranch	Austin, TX	-	4,690	843	-	4,453	4,690	5,296	9,986	-	2000(A&C)
Stonebridge	San Antonio, TX	-	2,552	2,096	-	3,752	2,552	5,848	8,400	375	2000(A&C)
Summit Ridge	Converse, TX	-	2,615	2,092	-	4,228	2,615	6,320	8,935	400	2000(A&C)
Sunset Ridge	Kyle, TX	-	2,190	2,775	-	4,601	2,190	7,376	9,566	511	2000(A&C)
Woodlake Trails	San Antonio, TX	-	1,186	287	160	2,955	1,346	3,242	4,588	188	2000(A&C)
			$ 122,450	$ 731,914	$ 15,825	$ 304,492	$ 138,275	$ 1,036,562	$ 1,174,837	$ 175,477	

A These communities collaterize $152.36 million of secured debt.

B These communities collaterize $42.21 million of secured debt.

C These communities collaterize $4.67 million of secured debt.

D These communities collaterize $12.29 million of secured debt.

E These communities are financed by $16.44 million of collaterized lease obligations.

(1) The initial cost for this property is included in the initial cost reported for Continental Estates.

(PAGE INTENTIONALLY LEFT BLANK)

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m., Wednesday, May, 28 2003 at the Novi Hilton, 21111 Haggerty Road, Novi, Michigan 48375.

SEC FORM 10-K

A copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 2002 is available at no charge to shareholders who direct a written request to:

Carol Petersen, Investor Relations
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500
Web Site www.suncommunities.com

TRANSFER AGENT & DIVIDEND DISBURSING AGENT

EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, RI 02940
Shareholder Inquiries 1-800-426-5523

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243

CORPORATE COUNSEL

Jaffe, Raitt, Heuer & Weiss
Professional Corporation
One Woodward Avenue, Suite 2400
Detroit, Michigan 48226

CORPORATE HEADQUARTERS

Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500

REGIONAL OFFICES

Austin, Texas
Dayton, Ohio
Elkhart, Indiana
Grand Rapids, Michigan
Orlando, Florida

STOCK TRADING INFORMATION

New York Stock Exchange
Ticker Symbol – SUI

QUARTERLY STOCK PRICE INFORMATION

2002	HIGH	LOW	DISTRIBUT
First Quarter	$40.19	$36.73	$.55
Second Quarter	$42.60	$39.00	$.58
Third Quarter	$41.93	$33.50	$.58
Fourth Quarter	$37.00	$32.25	$.58

2001	HIGH	LOW	DISTRIBUT
First Quarter	$34.69	$30.80	$.53
Second Quarter	$35.50	$31.60	$.55
Third Quarter	$36.85	$34.73	$.55
Fourth Quarter	$38.55	$36.00	$.55

GARY A. SHIFFMAN
Chairman, Chief Executive Officer and Director

JEFFREY P. JORISSEN
Executive Vice President, Treasurer, Chief Financial Officer and Secretary

BRIAN W. FANNON
Executive Vice President and Chief Operating Officer

JONATHAN M. COLMAN
Executive Vice President

KAREN J. DEARING
Corporate Controller

PAUL D. LAPIDES
Director of Corporate Governance Center and Professor of Management and Entrepreneurship, Coles College of Business, Kennesaw State University

CLUNET R. LEWIS
President of CRL Enterprises, Inc.

RONALD L. PIASECKI
Executive Vice President and Director of Aspen Enterprises, Ltd.

TED J. SIMON
Principal of Grand Sakwa Properties, Inc.

ARTHUR A. WEISS
Shareholder, Director and Vice President of Jaffe, Raitt, Heuer & Weiss, P.C.



THE AMERICAN CENTER
27777 FRANKLIN ROAD
SUITE 200
SOUTHFIELD